Exhibit 99.1

Management’s Discussion & Analysis Shaw Communications Inc.	3

Forward

Tabular dollar amounts are in millions of Canadian dollars, except per share amounts or unless otherwise indicated. This Management’s Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements. The terms “we,” “us,” “our,” “Shaw” and “the Company” refer to Shaw Communications Inc. or, as applicable, Shaw Communications Inc. and its direct and indirect subsidiaries as a group.

Caution Concerning Forward Looking Statements

Statements included in this Management’s Discussion and Analysis that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements. Forward looking statements in this Management’s Discussion and Analysis include, but are not limited to statements relating to:

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	expected cost efficiencies;

•	financial guidance and expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	the Company’s equity investments, joint ventures and partnership arrangements;

•	expected growth in subscribers and the services to which they subscribe;

•	competitive strengths;

•	expected project schedules, regulatory timelines, completion/in-service dates for the Company’s capital and other projects;

•	expected number of retail outlets;

•	timing of new product and service launches;

•	expected number of customers using voice over LTE, or VoLTE;

•	the deployment of: (i) network infrastructure to improve capacity and coverage and (ii) new technologies, including next generation wireless and wireline technologies such as 5G and IPTV, respectively;
•	expected growth in subscribers and the products/services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	the restructuring charges (related primarily to severance and employee related costs as well as additional costs directly associated with the Company’s Total Business Transformation (“TBT”) initiative) expected to be incurred in connection with the TBT initiative;

•	the anticipated annual cost reductions related to the Voluntary Departure Program (“VDP”) (including reductions in operating and capital expenditures) and the timing of realization thereof;

•	the impact that the employee exits will have on Shaw’s business operations;

•	outcome of the TBT initiative, including the timing thereof and the total savings at completion; and

•	expansion and growth of Shaw’s business and operations and other goals and plans.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this Management’s Discussion and Analysis are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. These assumptions, many of which are confidential, include but are not limited to:

•	general economic conditions;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax and exchange rates;

•	technology deployment;

•	subscriber growth;

•	short term incremental costs associated with growth in Wireless handset sales;

•	pricing, usage, and churn rates;

•	availability of devices;

•	content and equipment costs;

4	Shaw Communications Inc. 2018 Annual Report

•	completion of proposed transactions;

•	industry structure, conditions and stability;

•	government regulation;

•	the TBT initiative being completed in a timely and cost-effective manner yielding the expected results and benefits, including: (i) resulting in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers) and (ii) realizing the expected cost reductions;

•	the Company being able to complete the employee exits pursuant to the VDP with minimal impact on business operations within the anticipated timeframes and for the budgeted amount;

•	the cost estimates for any outsourcing requirements and new roles in connection with the VDP;

•	the Company can gain access to sufficient retail distribution channels;

•	the Company can access the spectrum resources required to execute on its current and long-term strategic initiatives; and

•	the integration of acquisitions.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•	changes in general economic, market and business conditions;

•	changing interest rates, income taxes, and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries;

•	changes in the value of the Company’s equity investments, joint ventures and partnership arrangements;

•	the Company’s failure to execute its strategic plans and complete its capital and other projects by the completion date;

•	the Company’s failure to grow subscribers;

•	the Company’s failure to close key transactions;
•	the Company’s failure to have the spectrum resources required to execute on its current and long-term strategic initiatives;

•	the Company’s failure to gain sufficient access to retail distribution channels;

•	the Company’s failure to achieve cost efficiencies;

•	the Company’s failure to implement the TBT initiative as planned and realize the anticipated benefits therefrom, including: (i) the failure of the TBT to result in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers) and (ii) the failure to realize the expected cost reductions;

•	the Company’s failure to complete employee exits pursuant to the VDP with minimal impact on operations;

•	technology, privacy, cyber security and reputational risks;

•	opportunities that may be presented to and pursued by the Company;

•	changes in laws, regulations and decisions by regulators that affect the Company or the markets in which it operates;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in this report under the heading “Known events, trends, risks and uncertainties”.

The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and pay dividends to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward-looking statements contained in this Management’s Discussion and Analysis are expressly qualified by this statement.

Management’s Discussion & Analysis Shaw Communications Inc.	5

ABOUT OUR BUSINESS

At Shaw, we are focused on delivering long-term growth and connecting customers to the world through a best-in-class seamless connectivity experience. In fiscal 2018, we took purposeful strides to evolve Shaw’s value proposition of providing leading and innovative products and services, driving operational momentum and enhancing our customers’ connectivity experience.

In the first quarter of fiscal 2018, we implemented the previously announced changes to the structure of our operating divisions to improve overall efficiency while enhancing our ability to grow as a leading Canadian connectivity company. Our previously existing Consumer and Business Network Services divisions were combined to form a new Wireline division with no changes to the existing Wireless division.

In the following sections we provide select financial highlights and additional details with respect to our strategy, our Wireline and Wireless divisions, our network and our presence in the communities in which we operate.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV –SJR.A). For more information, please visit www.shaw.ca.

6	Shaw Communications Inc. 2018 Annual Report

Select Financial and Operational Highlights

Through an evolving operating and competitive landscape our consolidated business has delivered stable and profitable results in fiscal 2018.

Basis of presentation

On April 1, 2016, Shaw sold 100% of its wholly owned subsidiary Shaw Media Inc. (“Shaw Media”) to Corus Entertainment Inc (“Corus”).

On August 1, 2017, the Company sold 100% of its wholly owned subsidiary ViaWest, Inc. and its subsidiaries (collectively, “ViaWest”), previously reported under the Business Infrastructure Services division, to Peak 10 Holding Corporation (“Peak 10”).

On September 15, 2017, the Company sold a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation with the Company’s Business segment, to Omnitracs Canada. The Company determined that the assets and liabilities of the Shaw Tracking business met the criteria to be classified as a disposal group held for sale for the period ended August 31, 2017.

Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services division, Shaw Tracking business (an operating segment within the Business division) and Media division are presented as discontinued operations separate from the Company’s continuing operations. The Business Infrastructure Services division was comprised primarily of ViaWest. The remaining operations of the previously reported Business Infrastructure Services segment and their results are now included within the Business segment. This Management’s Discussion and Analysis (“MD&A”) reflects the results of continuing operations, unless otherwise noted.

Management’s Discussion & Analysis Shaw Communications Inc.	7

2018 Total Revenue

2018 Operating Income Before Restructuring Costs and Amortization

	Year ended August 31,
				Change
(millions of Canadian dollars except per share amounts)	2018	2017	2016	2018%	2017%
Operations:
Revenue	5,239	4,882	4,518	7.3	8.1
Operating income before restructuring costs and amortization(1)	2,089	1,997	1,978	4.6	1.0
Operating margin(1)	39.9%	40.9%	43.8%	(1.0pts )	(2.9pts )
Net income from continuing operations	66	557	487	(88.2)	14.4
Income (loss) from discontinued operations, net of tax(2)(3)	(6)	294	753	>(100.0)	(61.0)
Net income	60	851	1,240	(92.9)	(31.4)
Per share data:
Basic earnings per share
Continuing operations	0.11	1.12	0.99
Discontinued operations	(0.01)	0.60	1.52

	0.10	1.72	2.51

Diluted earnings per share
Continuing operations	0.11	1.11	0.99
Discontinued operations	(0.01)	0.60	1.52

	0.10	1.71	2.51

Weighted average participating shares outstanding during period (millions)	502	491	480
Funds flow from continuing operations(4)	1,259	1,530	1,388	(17.7)	10.2
Free cash flow(1)	411	438	482	(6.2)	(9.1)

(1)	Refer to key performance drivers.
(2)

As of the date ViaWest met the criteria to be classified as held for sale, the Company ceased amortization of non-current assets of the division, including property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the period ended August 31, 2017, before tax, amounted to $16.

(3)

As of the date the Media division met the criteria to be classified as held for sale and for the period up to the transaction closing date of April 1, 2016, the Company ceased amortization of non-current assets of the division, including program rights, property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the period ended August 31, 2016, before tax, amounted to $35 for program rights and $6 for property, plant and equipment, intangibles and other, respectively.

(4)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the Consolidated Statements of Cash Flows.

8	Shaw Communications Inc. 2018 Annual Report

Subscriber highlights:

Wireline – Consumer

Wireline – Business

Wireless

Subscriber highlights:	August 31, 2018	August 31, 2017	Change
Wireline – Consumer
Video – Cable	1,585,232	1,671,277	(86,045)
Video – Satellite	750,403	773,542	(23,139)
Internet	1,876,944	1,861,009	15,935
Phone	853,847	925,531	(71,684)

Total Consumer	5,066,426	5,231,359	(164,933)

Wireline – Business
Video – Cable	49,606	51,039	(1,433)
Video – Satellite	34,831	31,535	3,296
Internet	172,859	170,644	2,215
Phone	354,912	327,199	27,713

Total Business	612,208	580,417	31,791

Total Wireline	5,678,634	5,811,776	(133,142)

Wireless
Postpaid	1,029,720	764,091	265,629
Prepaid	373,138	383,082	(9,944)

Total Wireless	1,402,858	1,147,173	255,685

Total Subscribers	7,081,492	6,958,949	122,543

Management’s Discussion & Analysis Shaw Communications Inc.	9

Our Strategy

At Shaw, we are focused on delivering long-term and sustainable growth by connecting customers to the world through a best-in-class seamless connectivity experience by leveraging our world class converged network. In fiscal 2018, we concentrated on operational efficiency and executing on our strategic priorities through delivery of an exceptional customer experience.

Fiscal 2018 was an exciting year for our Wireless business. In a short amount of time, we have created a stronger, high quality network and are delivering an improved customer experience. Investment in our Wireless network continues to be a top priority and throughout the year, we completed the roll out of the 2500 MHz spectrum (in high traffic sites in the greater Toronto area (“GTA”), Calgary, Edmonton and Vancouver) and commenced the deployment of the 700 MHz spectrum later in the year which is expected to continue throughout fiscal 2019. These network and spectrum improvements supported the launch of our Big Gig data plans, expanded handset lineup (which now includes iPhone) and two new national retail agreements to further develop our distribution network. The execution of our operating strategy drove significant subscriber and average revenue per user (“ARPU”) growth in the year. Since the acquisition of Freedom Mobile in 2016, we have added approximately half a million subscribers which is a true testament to Freedom Mobile delivering a differentiated and sustainable value proposition to customers.

In our Wireline division, as part of our operating strategy, we continue to leverage our broadband advantage by introducing new services to our residential and business customers that are aligned with our focus on profitable growth and stability. Through the introduction of Total Business Transformation (“TBT”) and the related Voluntary Departure Program (“VDP”) in fiscal 2018, we began the work to shift customer interactions to digital platforms, deploy self-help and self-install programs and streamline the operations that build and service our network. As part of this multi-year journey, we will continue to build and transition into a new digital operating service model, improving the customer experience while significantly reducing costs in the Wireline division.

In addition to strengthening the long-term strategic positioning of the Company over the last several fiscal years, we have a strong balance sheet that is supportive of the level of investment required for long-term growth while remaining committed to an investment grade credit rating and long-term free cash flow growth.

Total Business Transformation

In the second quarter of fiscal 2018, we introduced TBT, a multi-year initiative designed to reinvent Shaw’s operating model to better meet the evolving needs and expectations of our consumers and businesses by optimizing the use of resources, maintaining and ultimately improving customer service, and by reducing staff. The three key elements of TBT are to: 1) shift customer interactions to digital platforms; 2) drive more self-install and self-serve; and, 3) streamline the operations that build and service our networks. As part of

10	Shaw Communications Inc. 2018 Annual Report

the TBT initiative, we also plan to reduce input costs, consolidate functions, and streamline processes, which is expected to create operational improvements across the business allowing us to evolve into a more efficient organization.

As a first step in the TBT, a voluntary departure package (the “VDP package”), was offered to approximately 6,500 eligible employees representing approximately 50% of our total workforce. The outcome of the VDP had approximately 3,300 employees or 25% of our total workforce accepting the VDP package. Related to the VDP, approximately 1,300 employees departed the Company in fiscal 2018. The anticipated annualized savings, which include reductions in operating expenses and capital expenditures (i.e. labour costs that can be identified or associated with a capital project), related to the VDP, are expected to be approximately $215 million and will be fully realized in fiscal 2020. Shaw expects these cost reductions to be weighted 60% to operating expenses, being approximately $130 million, and 40% to capital expenditures, being approximately $85 million. VDP related cost reductions in fiscal 2018 totaled $47 million, of which $39 million were attributed to operating expenses and $8 million attributed to capital expenditures.

In connection with the VDP and various other TBT activities, the Company has incurred a total restructuring charge of $446 million in fiscal 2018, primarily related to severance and other employee related costs, as well as additional costs directly associated with the TBT initiative. While the restructuring charge has been recognized in fiscal 2018, the actual timing of employee exits will take place over a 24-month period and payments to employees will occur over a 34-month period, commencing on March 29, 2018 due to the ability of the eligible employees to defer VDP payments until the first day of the next calendar year following their departure. We expect that total restructuring charges will not exceed $450 million as the restructuring activities related to the TBT initiative have been substantially completed. See also “Other Income and Expense Items”, “Caution Concerning Forward Looking Statements” and “Risks and Uncertainties” for a discussion of the TBT, the VDP and the risks and assumptions associated therewith.

Culture and People

As we repositioned ourselves as a leading Canadian connectivity company, we began evolving our culture to enable us to deliver on this corporate and operational strategy. Building off a strong foundation of leadership discipline and our core values, Shaw’s culture enables our efficiency and growth potential by ensuring business decisions are made in accordance with a customer-centric perspective.

At Shaw, we believe success and strength stems from our people first approach. Our people are the source of everything that is great at Shaw.

Through various data sources, as well as listening to our employees through our recurring PeoplePulse surveys, we continue to focus on the following four cultural imperatives to help achieve our people and culture objectives:

1)

Leading Effectively – elevating our collective ability to deliver growth as we foster a culture of empowerment and continuous improvement with a focus on developing effective leaders at every level of the Company to deliver extraordinary business results by bringing out the best in our people

2)

Enabling Work – simplifying how work gets done and providing our people with modern tools, processes and technologies that are simple and efficient, making it faster for leaders and employees to do their jobs effectively

3)

Enhancing the Employee Experience – commitment to investing in our employees, supporting career and personal growth through skill and capability development and creating new ways of working and learning in order to enable employees to perform better in their current roles and prepare them for future roles by removing barriers and responding faster

Management’s Discussion & Analysis Shaw Communications Inc.	11

4)

Maximizing Performance – evolving performance philosophy and assessment approach, implementing reward and recognition programs that drive a culture of accountability and reward performance excellence for all employees

Inspiring and engaging our diverse employee base from across Canada to align with our strategy is the cornerstone of our success. Our employees are committed to delivering an exceptional seamless connectivity experience for our customers and the communities we serve.

Our World-Class Converged Network

As our customers spend more of their time in the digital environment, they increasingly need and expect an always-on, seamless connectivity experience, which requires multiple integrated technological platforms. With our unique hybrid fibre-coax (“HFC”), Wi-Fi and LTE-Advanced networks, we have the opportunity to continue to innovate in response to changing consumer needs and technological developments. The world of connectivity will change in the coming years as wireline broadband technologies develop, standards for 5G are set and wireless and wireline platforms converge. Following the acquisition of Freedom Mobile in 2016, we initiated the work to integrate our wireline and wireless networks which have already started to yield capital expenditure synergies and customer benefits.

Global Technology Leaders

In order to efficiently secure and deliver leading technology for our customers – both for today and tomorrow – we recognize that we must participate in global scale initiatives through partnerships with best-in-class service providers. This ensures that the technology we adopt and invest in is, and continues to be, leading-edge in the global communications industry.

This approach allows us to leverage our current assets where we have strength and expertise, while also ensuring our capital investments are aligned with industry leaders to support the development, maintenance and advancement of new technology where it is impractical for us to do so on a standalone basis. This allows us to direct our capital resources and further our commitment to continue the advances in innovation, performance and reliability of our products and services. In addition, this strategic approach to our business gives us the opportunity to better manage costs by participating in purchasing opportunities on a global scale.

We have solidified a series of significant relationships this year with global leaders on the following initiatives:

•	our continued Shaw BlueSky TV rollout powered by the X1 Video platform and launch of our first DOCSIS 3.1 advanced Wi-Fi modem (XB6), both of which are developed by Comcast (see discussion under “Consumer”)

•	the deployment of Freedom Mobile’s LTE-Advanced network, which was designed, planned and deployed by NOKIA, a global leader in mobile wireless technology and solutions (see discussion under “Wireless”)

•	our “Smart” suite of business services that includes SmartWiFi, SmartSecurity and SmartSurveillance, in collaboration with Cisco’s Meraki and SmartVoice, in collaboration with Broadsoft (see discussion under “Business”)

12	Shaw Communications Inc. 2018 Annual Report

WIRELESS Our Wireless division, through Freedom Mobile, provides wireless voice and data services through an expanding and improving wireless network infrastructure

  WIRELINE - CONSUMER

Our Wireline - Consumer division connects consumers in

their homes and on the go with broadband Internet, Shaw

Go WiFi, video (including BlueSky TV) and traditional home phone services

  WIRELINE - BUSINESS

Our Wireline - Business division provides

business customers with a full suite of connectivity

and managed services, including Internet, data, WiFi

and phone, which enables them to focus on building

their business

Management’s Discussion & Analysis Shaw Communications Inc.	13

2018 Wireless Revenue

2017 Wireless Revenue

	2018		2017
(millions of Canadian dollars)	$	Increase	$	Increase (2)
Service	595	23%	482	116%
Equipment and other	356	189%	123	116%

Wireless revenue	951	57%	605	116%
Operating income before restructuring costs and amortization (1)	176	32%	133	125%

(1)	Refer to key performance drivers.
(2)

On March 1, 2016, Shaw acquired Mid-Bowline Group Corp. and its wholly owned subsidiary, Freedom Mobile (formerly, WIND Mobile). Revenue and operating income before restructuring costs and amortization in fiscal 2016 is for the period from March 1, 2016 to August 31, 2016.

Our Wireless division was formed following the acquisition of Freedom Mobile in March 2016. This acquisition transformed Shaw into a leading Canadian connectivity company, adding the critical wireless component to our converged network. Our Wireless division currently operates in Ontario, Alberta and British Columbia, offering the leading alternative for mobile services to the three national wireless incumbent carriers.

14	Shaw Communications Inc. 2018 Annual Report

Launch of Big Gig Plans

In October 2017, Freedom Mobile, by leveraging its newly built AWS-3 LTE-Advanced Network, launched the Big Gig data plans, targeting a data-centric customer with 10 GB of data for only $50 per month – unlike any other plan offered in Canada at that time. Paired with the most popular devices, the Big Gig plans and ongoing improvements in the strength and capacity of our network is part of our commitment to giving Canadians a better option when choosing a wireless service provider.

Distribution Network

In fiscal 2017, our distribution network included over 300 branded stores and kiosks, which were owned by Freedom Mobile or independent dealers. Most of our sales have been made through these physical outlets. During 2018, we continued to expand our retail network by entering into distribution agreements with Loblaws and Walmart. Freedom Mobile products and services are currently being distributed in approximately 100 Loblaws’ “The Mobile Shop” locations and approximately 140 Walmart locations throughout Ontario, Alberta and British Columbia. When combined with our existing corporate and dealer store network, we remain on track to have approximately 600 retail distribution locations operational in early fiscal 2019. In fiscal 2018, we also introduced a new format to our corporate stores which will continue to roll out and expand into new markets in 2019. These retail distribution growth initiatives will substantially improve the accessibility of Freedom Mobile’s Wireless products and services which is expected to help close our historical retail distribution gap with other wireless providers in the markets we serve.

While online sales comprised a relatively small portion of Freedom Mobile’s sales in fiscal 2018, we continue to improve Freedom Mobile’s digital sales platform and initiatives which are expected to increase on-line sales.

Handset Availability

In December 2017, we began selling Apple iPhone products compatible with our AWS-3 LTE network. Freedom Mobile customers can either bring their own device to the network or participate in one of Freedom Mobile’s discretionary wireless handset discount plans – MyTab and MyTab Boost. MyTab allows Freedom Mobile customers to pay a discounted price for a handset upfront with no predetermined monthly incremental charge. MyTab Boost allows Freedom Mobile customers to receive a further reduction on the upfront payment for a handset which could be as low as $0 if they pay a predetermined incremental amount on a monthly basis.

As more carriers adopted the AWS-3 LTE network technology in fiscal 2018, many iconic devices in high consumer demand including the Apple 8, 8+, X, XR, XS, XS+, Samsung S8, S9, and Note 9 became compatible with Freedom Mobile’s AWS-3 LTE network. With T-Mobile, AT&T, and Verizon all using AWS-3 spectrum, we expect the handset ecosystem will continue to produce broader handset options.

Network Upgrades

In October 2017, we announced another significant step forward as we began deploying Freedom Mobile’s recently acquired 2500 MHz spectrum and refarming a portion of our AWS-1 spectrum to enhance customers’ access to LTE data speeds. The refarming of 10 MHz of AWS-1 spectrum has made it easier for Canadians to bring their own devices to Freedom Mobile and enjoy the full benefit of our LTE-Advanced network where previously they had 3G service.

Fiscal 2018 Highlights

Management’s Discussion & Analysis Shaw Communications Inc.	15

In fiscal 2018, we successfully upgraded and deployed 2500 MHz in high traffic sites in the GTA, Calgary, Edmonton and Vancouver. This step, along with completion of the re-farming of 10 MHz of our existing AWS-1 spectrum to LTE in the second quarter of fiscal 2018, resulted in a large majority of our existing customers migrating from 3G to LTE service using their existing devices. This transition has shifted our data traffic from 92% on a 3G service to the current 80% on our LTE network, which now offers LTE service across three spectrum bands – AWS-1, AWS-3 and 2500 MHz. As a result, service has significantly improved for customers that were migrated from 3G to our AWS-1 and 2500 MHz LTE network as well as for our remaining 3G customers.

We are currently focused on rolling out our 700 MHz spectrum, which will continue throughout fiscal 2019 and once fully deployed, will enable our Wireless customers with compatible devices to receive an improved service experience, particularly in dense urban areas. In the third quarter of fiscal 2018, we began deploying the 700 MHz spectrum in key cell site locations in the GTA, Calgary, Edmonton, and Vancouver. (see “Shaw’s Wireless Network”).

5G Technical Trials

In May 2018, we announced the successful completion of our first 5G technical trials in Calgary. Conducted in collaboration with Nokia, CableLabs and Rohde & Schwarz, our trials leveraged 28 GHz mmWave and 3.5GHz spectrum and demonstrated the significant and sustained speeds for the next generation of wireless technology. The 5G trials were conducted using pre-commercial equipment at Shaw’s Barlow Campus Technology Centre in Calgary and leveraged developmental 28GHz licenses provided by Innovation, Science and Economic Development (“ISED”). As part of this trial, we also conducted comparative testing between 28GHz and 3.5GHz spectrum to better understand the interoperability between two of the bands considered vital to the growth and proliferation of 5G. We will continue to conduct technical trials in fiscal 2019 to test the 5G ecosystem as part of our larger commitment to improving performance across our LTE-Advanced network.

While the distribution and network improvements that we have implemented continue to provide significant benefits to customers today, we are also making decisions that reflect our long-term view regarding new technologies that are on the horizon. In 2018, the government announced consultations to release certain spectrum bands that will support 5G wireless network deployment. This exciting step provides further visibility into the deployment of 5G where our Wireline and Wireless networks are very well positioned. We are pleased that our initial trials have been a success and, through our partnerships with best-in-class industry leaders, we will work to better understand the strengths and capabilities of 5G while continuing to invest in our network to offer Canadians a new era of strong and sustainable competition for the next generation of wireless technologies.

Subscriber and ARPU Growth

Approximately 16 million Canadians reside within our current mobile wireless network service area. Our Wireless division’s customer base is growing, with over 1.4 million customers, including over 255,000 net new customers added in fiscal 2018. The growth of Freedom Mobile’s subscriber base was complemented, on an annual basis, by ARPU improvement of 6.1% to $39.26 over fiscal 2017, reflecting the appeal of our differentiated value proposition.

Since acquiring the Wireless business in the spring of 2016, we have made significant investments and improvements to our network and our service. We are excited by the tremendous growth potential of the Wireless business, and, as shown by our results this year, we are committed to delivering a strong and competitive wireless alternative that will benefit all Canadians.

(1)	Assumes Canadian population of 35 million (https://www.statcan.gc.ca/pub/12-581-x/2017000/pop-eng.htm)

16	Shaw Communications Inc. 2018 Annual Report

2018 Wireline Revenue

2017 Wireline Revenue

	2018		2017
(millions of Canadian dollars)	$	Increase / (Decrease)	$	Increase / (Decrease)
Consumer	3,725	(0.6)%	3,747	(0.1)%
Business	567	6.4%	533	3.5%

Wireline revenue	4,292	0.3%	4,280	0.3%
Operating income before restructuring costs and amortization (1)	1,913	2.6%	1,864	(2.9)%

(1)	Refer to key performance drivers.

We are transforming our Wireline business to enable an agile, digital-first company that will continue to meet the needs of our customers. In fiscal 2018, we introduced a significant amount of change that resulted in a leaner organization and a management team with clear accountabilities, direction and targets as we head into the new fiscal year. We will remain focused on delivering profitable growth and stabilizing our Consumer results by improving on our execution, leading with strong broadband services and optimizing our Video packages.

Our brand promise to our customers is that, with Shaw, “they won’t miss a thing”.

Management’s Discussion & Analysis Shaw Communications Inc.	17

Our Consumer division provides residential customers with leading connectivity experiences on two platforms.

•	Wireline Services – we provide broadband Internet, Shaw Go WiFi, Video and Phone services to customers that are connected to our local and regional hybrid-fibre coaxial (“HFC”) network in British Columbia, Alberta, Saskatchewan, Manitoba and Northern Ontario

•	Satellite Services – we provide Video by satellite to customers across Canada

Wireline Internet, Video and Phone Services

Shaw is one of the largest providers of residential communications services in Canada. Our Consumer division connects families in British Columbia, Alberta, Saskatchewan, Manitoba and Northern Ontario through our HFC network with broadband Internet, Shaw Go WiFi, Video and Phone services to meet their needs at home and on the go.

As our customers’ needs evolve, we continue to focus on innovative value-added service offerings. Our customer-centric strategy is designed to deliver a quality customer service experience, value and choice for our customers.

Internet

As a leading Canadian connectivity company, we believe that the Internet plays a fundamental role in connecting our customers to the world and everything in it. We recognize the importance of providing reliable, affordable and worry-free connectivity to meet the ever-increasing appetite of our customers for discovery, social connectivity and streaming.

Building on the success of our WideOpen Internet 150 offering, in July 2018, we introduced Internet 300 – doubling our fastest residential speed with Unlimited Data – which is available across virtually all of our cable footprint. Canadian homes are now equipped with more devices today than ever before. Internet 300 with Unlimited Data allows our customers to stream, game, make video calls and surf the web all at the same time, with improved buffering time and without incurring additional data charges.

We continue to focus on our 2-year Value Plans, which gives customers price certainty and is expected to increase retention. Our full Internet line-up, which now ranges from Internet 15 to Internet 300, gives our customers that live within our cable footprint choice, value, and reliable connectivity. In the third quarter of fiscal 2018, we launched our first DOCSIS 3.1 advanced Wi-Fi modem (XB6), powered by Comcast, which enables faster internet speeds, supports more devices and ensures a stronger in-home internet connection.

In addition to our reliable service, a key value-added differentiator for Shaw Internet customers is access to our carrier-grade Shaw Go WiFi network, which continues to show growth in the number of devices connecting to our network. Over 3.3 million devices have authenticated on our Shaw Go WiFi network and there are over 100,000 access points used by our customers in coffee shops, restaurants, gyms, malls, public transit and other public spaces covering locations from British Columbia to Ontario.

In fiscal 2018, Shaw in partnership with the City of Vancouver, continued to expand the #VanWiFi public network making it one of the largest free public Wi-Fi networks in North America. In total, those who live, work and visit Vancouver have access to free public Wi-Fi at over 600 locations throughout the city.

Video

Our wireline Video services continue to offer a wide selection of standard definition (“SD”) and high definition (“HD”) television channels with access to one of Western Canada’s largest selection of on-demand titles, including access to both free and paid movies, television shows and music content.

Our Video customers can choose from a selection of primary packages and can add additional channels from a variety of sports, family and other theme specialty packages, as well as a number of individual channels offered on a channel-by-channel basis. Customers can customize their channel lineups by selecting preferred theme pack subscriptions or can default to our suggested theme packs for each service level. Customers can also add extra theme packs, individual channels and premium services to round out their viewing experience.

Our flagship Video offering is the Comcast Xfinity-based Video service, which is branded as Shaw BlueSky TV. BlueSky TV is available across our cable footprint and features a voice-powered remote, enhanced search capabilities, custom recommendations, personalized experiences and parental guidance and controls.

Since its launch, we have continued to add to the BlueSky experience with additional features and integrations. In September 2017, we introduced the integration of Netflix into BlueSky TV’s interface, a significant milestone in our BlueSky TV Video roadmap. In June 2018, we introduced the integration of YouTube and YouTube Kids apps into the intuitive BlueSky TV platform. Early in the fourth quarter of fiscal 2018, we launched our first 4K ready set top box which provides access to Netflix 4K content for customers that subscribe to Netflix 4K. Users can now stream videos and keep up with livestreams from the comfort of their couches in a whole new way – revamping the TV, Netflix and YouTube experience. These integrations mark a significant improvement in a customers’ content search experience – a single voice search command now returns content available for viewing from live TV, Video On Demand, YouTube and Netflix (where subscribed) – it’s all in one place.

18	Shaw Communications Inc. 2018 Annual Report

Our Video customers also have access to the X1 based “FreeRange TV” which is free for Shaw TV customers. The app makes available, over the Internet and mobile devices, a large library of content, including current TV shows, movies, sports, and shows for kids. Free Range TV was also enhanced to offer download-to-go movies on a number of channels which enables our customers to travel with the video experience they enjoy at home.

Phone

Our Phone service offers a full-featured residential digital telephone service through our wireline network as a complement to our broadband Internet and Video services.

Satellite Services

Shaw Direct connects families across Canada with Video and audio programming by satellite. Shaw Direct customers have access to over 550 digital video channels (including over 250 HD channels) and over 10,000 on-demand, pay-per-view and subscription movie and television titles.

Similar to our wireline Video service, our satellite customers can select a primary TV package that includes a set number of base channels plus a selection of add-on channels. Shaw customers can further customize their TV packages by adding additional theme packs, premium packages and individual channels.

Shaw Direct is one of two licensed satellite Video services currently available across Canada. While Shaw Direct has many customers in urban centres, market penetration for satellite video is generally stronger in rural areas. The service is marketed through Shaw Direct and a nation-wide distribution network of third party retailers.

We are committed to securing and delivering leading technology for our customers. Currently, we have access to three satellites that will enable us to enhance our offerings with nearly all HD programming and improved service quality. Our plan to move all Video services from MPEG-2 to MPEG-4 to improve the operational efficiencies of Shaw’s transponders in three phases is progressing and on schedule. We expect to be 100% MPEG-4 by the fall of 2019, and to be able to offer all carried and available English and French services in HD by early 2020. The efficiencies gained from the conversion from MPEG-2 to MPEG-4 allowed Shaw Direct to launch a total of 31 new HD channels in fiscal 2018.

A listing of our satellite capacity is provided below.

Shaw Satellite Transponders
Transponders	Interest	Nature of Satellite
Anik G1	16 xKu-band	Leased
Anik F2 (1)	16 Ku-band	Owned
	6 Ku-band	Leased
Anik F1R	28 Ku-band	Leased
	1 C-band	Leased

(1)

On September 15, 2017, the Company sold a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation, to Omnitracs Canada. As part of the transaction, the leases to access the Anik F2 2 Ku-band (partial) and the Intelsat Galaxy 16 1 Ku-band (partial) were assigned to Omnitracs Canada.

While financial results for the Consumer division are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. Subscriber activity may also be affected by competition and Shaw’s promotional activity. Further, satellite subscriber activity is modestly higher around the summer time when more subscribers have second homes in use. Our Consumer Video business does not depend on any single customer or concentration of customers.

Management’s Discussion & Analysis Shaw Communications Inc.	19

Shaw Business provides connectivity solutions to business customers of all sizes, from home offices to medium and large-scale enterprises, leveraging our business grade HFC and fibre-to-the-premise (“FTTP”) network. Through the acquisition of ENMAX Envision Inc. in 2013, Shaw significantly increased its fibre footprint and profile among larger enterprise customers in Calgary, Alberta.

The range of services offered by Shaw Business includes:

Fibre Internet

•	Scalable, symmetrical fibre Internet solutions from 10 Mbps to more than 10 Gbps.

Business Internet

•	In the fourth quarter, Shaw Business launched Internet 300 to meet our business customers’ growing bandwidth needs.

•	All of our Business Internet 20, 75, 150 and 300 packages offer unlimited data usage, one dynamic and one static IP address and are available on month-to-month, 1, 3, and 5-year terms.

Data Connectivity – secure private connectivity for multiple locations

Voice Solutions

•	Shaw Business offers a range of voice solutions from traditional analog to digital Business Phone and robust, fully-managed voice systems with unified communications functionality.

•	Shaw Business Digital Phone offers more than 18 business features including multi-line hunting, voicemail to email and an included toll-free number.

•	In addition to competitive long-distance rates across the globe and month-to-month uncontracted rates, Shaw Business phone customers have 1, 3, and 5-year contracted options to provide cost consistency for their business.

Video

•	Video and audio service offering content for public viewing.

•	Similar to our consumer Video service, Business cable and satellite customers can choose from a selection of primary channel packages and may add from a variety of sports, family and other theme specialty packages, and a number of individual channels that we offer on a channel-by-channel basis.

20	Shaw Communications Inc. 2018 Annual Report

Broadcast Video

•	Delivers high-quality Video to service providers across North America in real time.

Shaw has positioned itself as a trusted business advisor with a focus on the small and medium business (“SMBs”) segment of the market. Shaw Business takes care of all aspects of its customers’ increasingly complex always-on connectivity requirements so they can focus on growing their business. As part of this strategy, Shaw has collaborated with global scale technology leaders to offer its “Smart” suite of easy to use and flexible managed business communications solutions. The Smart suite of services provides cost-effective enterprise grade managed IT and communications solutions that are increasingly valued by SMBs as the digital economy grows in scope and complexity.

The Smart suite of services includes:

SmartVoice

•	SmartVoice is a unified communications solution that integrates instant messaging, presence, email, video conferencing and a mobile application that is built on Broadsoft’s BroadWorks platform.
•	From comprehensive traditional phone features such as auto-attendant, hunt groups and call recording to collaboration tools such as instant messenger and screen sharing, SmartVoice gives businesses the flexibility to work in a modern way.

•	SmartVoice offers three different levels of packaging based on business needs and is available on 1, 3, or 5-year contract terms.

SmartWiFi

•	SmartWiFi is a fully-managed Internet solution deployed over Cisco’s Meraki platform that enables seamless, secure wireless connectivity for employees and guests in the office.

•	SmartWiFi also enables access to the cloud portal where customers can easily manage their service, configure their set service identifiers, or SSIDs, to gain insight from network analytics and create a custom splash page.

•	Available at speeds of 75, 150 or 300 megabits per second, plus Wireless access points, SmartWiFi provides our customers with exceptional Wi-Fi coverage on 1, 3, or 5-year contract terms.

SmartSecurity

•	SmartSecurity is a fully-managed network security platform deployed over Cisco’s Meraki platform that protects a wired and Wi-Fi network at the edge with access control, virus protection, the ability to control which applications run on the network, content filtering and the connection of branch locations. A SmartSecurity premium package also includes the ability to set-up a secure virtual private network, or VPN.

•	SmartSecurity is available when bundled with SmartWiFi or Business Internet on 3 or 5-year contract terms.

SmartSurveillance

•	SmartSurveillance is a fully-managed, enterprise-grade security camera solution deployed over Cisco’s Meraki platform. Managed through a cloud-portal, SmartSurveillance enables business owners to view footage and manage their cameras from anywhere using an intuitive on-line dashboard. Sophisticated features, such as motion-based search and heat mapping, allow owners to quickly find footage of interest and identify activity patterns.

•	SmartSurveillance can also be bundled with SmartWiFi or Business Internet on a 3 or 5-year contract terms.

Software Defined Wide Area Network (“SD-WAN”)

•	SD-WAN provides businesses with a better way to connect multiple offices in a scalable and cost-effective manner on a cloud-managed platform.

•	With integrated security, seamless three level failover and intelligent path control, SD-WAN enables companies to deploy a resilient, cost-effective, high-bandwidth connectivity solution.

Management’s Discussion & Analysis Shaw Communications Inc.	21

•	Powered in partnership with Cisco Meraki, SD-WAN sites are connected by internet links secured by our SmartSecurity service which provides network protection and cloud-based security policy updates to protect businesses from the latest vulnerabilities and network threats.

Session Initiation Protocol (“SIP”) Trunking

•	Our next-generation SIP Trunking solution, on the Broadsoft platform, delivers a centralized voice solution managed in an easy-to-use cloud portal.

•	SIP allows customers to pay only for what they need with the ability to scale the system quickly as businesses grow.

•	The integration with Broadsoft’s platform provides businesses with access to unified communications features such as video conferencing, call queuing and auto-attendant as well as the ability to join offices with SmartVoice and SIP into the same environment to save cost and increase efficiency.

On the success of its SmartSuite of products, Shaw Business continues to grow at a steady pace despite recent years of economic challenges experienced in parts of western Canada. Highlighted by growth in the SMBs markets, our Business division continues to consistently increase its customer base, revenue and profitability.

In order to continue to meet the evolving needs of our customers, we are executing our plan to ensure that our wireline network keeps pace with our customers’ expectations for bandwidth, speed and reliability. See “Shaw’s Wireline Network” for a description of our wireline network and the advances that we are undertaking.

Shaw Business, through the Calgary1 data centre, also provides hybrid IT services to customers in western Canada. These services are a natural complement to Shaw Business’ current offerings.

Wholesale Wireline Network Services

Using our national and regional access wireline networks, we provide services to Internet service providers (“ISPs”), other communications companies, broadcasters, governments and other businesses and organizations that require end-to-end Internet and data connectivity in Canada and the United States. We also engage in public and private peering arrangements with high speed connections to major North American, European and Asian networks and other tier-one backbone carriers. All service solutions are sold on 1, 3 or 5-year terms and pricing is negotiated based on the specific solution provided to the customer.

Broadcast Services

Shaw Broadcast Services uses our substantial fibre backbone network to manage one of North America’s largest full-service commercial signal distribution networks, delivering more television and radio signals by satellite to cable operators and other multi-channel system operators in Canada and the US than any other single-source satellite supplier. This business is referred to as a “satellite relay distribution undertaking” or “SRDU”. Shaw Broadcast Services currently provides SRDU and advanced signal transport services to over 300 distribution undertakings and redistributes over 500 television signals and over 100 audio signals in both English and French to multi-channel system operators.

Tracking

On September 15, 2017, the Company sold a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation, to Omnitracs Canada for approximately US$20 million.

Shaw’s Wireline Network

At Shaw, we are proud of our advanced wireline network, which combines the power of fibre, coax, and Wi-Fi and is comprised of Shaw’s:

•	North American fibre backbone;

•	Regional fibre optic and co-axial distribution networks; and

•	Local Shaw Go WiFi connectivity.

Wireline Backbone

The backbone of Shaw’s wireline network includes terabits of capacity over multiple fibres on two diverse cross-North America routes. The southern route principally consists of approximately 7,000 route kilometres of fibre located on routes between Seattle and New York City (via Vancouver, Calgary, Regina, Winnipeg, Toronto, Chicago and Buffalo). The northern route consists of approximately 4,000 route kilometres of fibre between Edmonton and Toronto (via Saskatoon, Winnipeg and Thunder Bay). A third secured capacity backbone route for advanced redundancy is located from Vancouver to Edmonton to Calgary and Calgary to Toronto through Dallas and New York. These routes, along with a number of other secured capacity routes, provide redundancy for the network. Shaw also uses a marine route consisting of approximately 330 route kilometres from Seattle to Vancouver (via Victoria), and has secured additional capacity on routes between a number of cities, including (i) Vancouver and Calgary, (ii) Seattle and San Jose, (iii) Seattle and Calgary, (iv) Seattle and Vancouver, (v) Toronto and New York City, (vi) Toronto and Montreal, and (vii) Edmonton and Fort McMurray.

Regional Distribution Network

We connect our backbone network to residential and business customers through our extensive regional fibre optic and HFC distribution networks.

In fiscal 2018, we completed the deployment of the newest generation of cable modem termination system equipment referred to as the Converged Cable Access Platform (“CCAP”).

22	Shaw Communications Inc. 2018 Annual Report

This equipment enhances the capabilities of our HFC network and enables Shaw to leverage the next generation of cable access technology known as Data over Cable Interface Specification version 3.1 (“DOCSIS 3.1”). Combined with the launch of our latest generation of DOCSIS 3.1 enabled Cable modem, the XB6, the upgrade allowed us to launch Wide Open Internet 300 in July 2018 which is now widely available across virtually all of our cable footprint. DOCSIS 3.1 is also being leveraged to provide wireless backhaul services for our Freedom Wireless LTE small cells, providing significantly improved wireless coverage and capacity in both indoor and outdoor locations, while minimizing deployment and upgrade costs.

In conjunction with our DOCSIS 3.1 upgrades, we are continually increasing the spectrum usable on our cable plant, enabling increased upstream and downstream capacities. These combinations will continue to allow cable technology to achieve fiber equivalent performance in download and upload speeds at a fraction of the costs.

Shaw continues to optimize the capacity and efficiency of our wireline network and has virtually eliminated network congestion by deploying fibre optic cable deeper into our access networks and closer to where our customers reside. We continue to increase the number of optical serving areas or “nodes” in the wireline network. This is a continual process that we apply year-over-year to increase fibre optic usage in our wireline network and reduce the distance signals travel over coaxial cable to each consumer. Driving fibre deeper into our network also supports wireless and business service deployments, as well as future services such as 5G, FTTP, or the newly released Full Duplex DOCSIS (“FDX”) specification, which are all potential building blocks for multi-gigabit symmetrical services over co-axial infrastructure.

Shaw Go WiFi

Shaw has created Canada’s most extensive service provider Wi-Fi network, Shaw Go WiFi. Shaw Go WiFi extends a customer’s broadband experience beyond the home as a valuable extension of our customer wireline network experience. Over 3.3 million devices have authenticated to our carrier-grade Shaw Go WiFi network and there are approximately 100,000 access points. In addition, we have entered into agreements with 108 municipalities to extend Shaw Go WiFi service into public areas within those cities.

Shaw’s Wireless Network

Shaw partnered with NOKIA to roll-out our next generation LTE-Advanced wireless network to our customers in our existing markets in Ontario, Alberta and British Columbia. LTE-Advanced is the latest standard of cellular technologies available in the marketplace today. Until the launch of our LTE-Advanced network to all of our existing markets in fiscal 2017, all of our customers were served by our 3G network using AWS-1 spectrum. In fiscal 2017, LTE roaming was launched with Bell, Rogers, and AT&T offering more than 97% of the Canadian and US population roaming coverage outside of Freedom Mobile’s existing markets to Freedom Mobile customers that subscribe to an LTE plan.

In October 2017, we announced the deployment of the 2500 MHz spectrum acquired from Quebecor and re-farming of a portion of our existing AWS-1 spectrum which will enhance our customers’ access to LTE data speeds. This step along with completion of the re-farming of 10 MHz of our existing AWS-1 spectrum to LTE in the second quarter of fiscal 2018 resulted in a large majority of our existing customers migrating from 3G to LTE service using their existing devices. This transition resulted in our data traffic moving from 92% on a 3G service to the current 80% on our LTE network, which now offers LTE service across three spectrum bands – AWS-1, AWS-3 and 2500 MHz. As a result, service significantly improved for customers that were migrated from 3G to our AWS-1 and 2500 MHz LTE network as well as for our remaining 3G customers.

In the fourth quarter of fiscal 2018, we launched Voice over LTE (“VoLTE”) nationwide across all three of our LTE spectrum bands – AWS-1, AWS-3 and 2500 MHz – offering our customers with compatible devices an improvement in voice quality and a reduction in call set-up time. In fiscal 2018, we also started deploying small cell technology (low-powered wireless and receivers with a range of 100 m to 200 m), designed to provide network coverage to smaller areas. As tall high-power macro towers keep the network signal strong across large distances, small cells suit more densely developed areas like city centres and popular venues by providing LTE/VoLTE quality, speed, capacity and coverage improvements in these high traffic areas.

The Company is currently focused on building out its 700 MHz spectrum, which will continue throughout fiscal 2019 and where deployed, 700 MHz will enable Wireless customers with compatible devices to receive an improved service experience both in-building as well as extending service at the edge of our current coverage area. In the third quarter of fiscal 2018, the Company started deploying its 700 MHz spectrum in key cell sites locations in the GTA, Calgary, Edmonton, and Vancouver.

Spectrum holdings

On July 24, 2017, the Company acquired 700 MHz and 2500 MHz wireless spectrum licences from Quebecor for $430 million. The spectrum licences acquired are comprised of 10 MHz licences of 700 MHz spectrum in each of British Columbia, Alberta, and Southern Ontario and the 20 MHz licences of 2500 MHz spectrum in each of Vancouver, Edmonton, Calgary, and Toronto. This spectrum and the incremental network investment to deploy the spectrum, will materially improve our long-term wireless customer experience and further enable our ability to offer converged network solutions. We have transitioned 10 MHz of our AWS-1 spectrum from 3G to LTE-Advanced which improved network performance and makes LTE-Advanced available to more of our customers.

Management’s Discussion & Analysis Shaw Communications Inc.	23

Our Wireless division currently holds 50 MHz of AWS spectrum, 10 MHz of 700 MHz and 20-40 MHz of 2500 MHz spectrum in the main service areas of Southern Ontario, Alberta and British Columbia. We also hold 20-60 MHz of AWS spectrum, 0-10 MHz of 700 MHz and 0-30 MHz of 2500 MHz spectrum in other markets within Southern Ontario, Eastern Ontario, Alberta and British Columbia. As discussed below, ISED conducted a consultation regarding the policy framework for the 600 MHz spectrum auction. In March 2018, ISED released its decision on the policy and licensing framework for the 600 MHz band. In the decision, ISED established a set aside of 30 MHz for eligible entities of the total 70 MHz of spectrum that will be available in an auction that will commence on March 12, 2019. (for further detail see “Government Regulations and Regulatory Developments –Radiocommunication Act –Wireless Spectrum Licences”).

The Company expects that its spectrum assets will continue to support anticipated growth in LTE subscribers, as well as its 3G network subscribers, and supports new growth, geographic diversification, and scale opportunities in the markets in which we operate.

Equity Interest in Corus

Corus is a leading media and content company that creates and delivers high quality brands and content across platforms for audiences around the world. Its portfolio of multimedia offerings encompasses 44 specialty television services, 39 radio stations, 15 conventional television stations, a global content business, digital assets, live events, children’s book publishing, animation software, technology and media services. Corus’ roster of premium brands includes Global Television, W Network, OWN: Oprah Winfrey Network Canada, HGTV Canada, Food Network Canada, HISTORY®, Showcase, National Geographic Channel, Q107, CKNW, Fresh Radio, Disney Channel Canada, YTV and Nickelodeon Canada. Corus is headquartered in Canada, and its stock is listed on the TSX under the symbol CJR.B.

In connection with the sale of the Media division to Corus in April 2016, the Company received 71,364,853 Corus Class B non-voting shares (the “Corus B Consideration Shares”) representing approximately 37% of Corus’ total issued equity of Class A and Class B shares. The Company agreed to retain approximately one third of its Corus B Consideration Shares for 12 months post-closing, a second one third for 18 months post-closing and the final one third for 24 months post-closing. The Company also agreed to have its Corus B Consideration Shares participate in Corus’ dividend reinvestment plan until September 1, 2017. For the year ended August 31, 2018, the Company received dividends of $92 million (fiscal 2017– $88 million) from Corus, $nil (fiscal 2017 – $81 million) were reinvested in additional Corus Class B non-voting participating shares as the Company withdrew from Corus’ dividend reinvestment plan on September 1, 2017. On June 27, 2018, Corus announced an 80% dividend cut effective September 1, 2018, which results in expected cash dividends to the

Company of approximately $19 million in fiscal 2019 compared to the $92 million in cash dividends received in fiscal 2018.

At August 31, 2018, the Company owned 80,630,383 (2017 – 80,630,383) Corus Class B non-voting shares having a fair value of $298 million (2017 –$1,109 million) and representing 38% (2017 – 39%) of Corus’ total issued equity of Class A and Class B shares. The Company’s weighted average ownership of Corus for the year ended August 31, 2018 was 39% (fiscal 2017 – 38%). Although the Corus Class B non-voting shares do not have voting rights, the Company is considered to have significant influence due to Board representation. In addition, Shaw Family Living Trust (“SFLT”) and its subsidiaries control both Shaw and Corus. The sole trustee of SFLT is a private company owned by JR Shaw and having a board comprised of seven directors, including JR Shaw (Chair), Bradley S. Shaw, four other members of JR Shaw’s family and one independent director (See “Related Party Transaction – Corus”).

In the third quarter of fiscal 2018, the Company assessed its investment in Corus for indicators of impairment, which included a significant and sustained decrease in the share price as well as the recording by Corus of an impairment charge against their goodwill and broadcast license intangibles and found that there was evidence that impairment had occurred. The Company compared the recoverable amount to the carrying value and determined that an impairment charge of $284 million was required. The recoverable amount was determined based on the value in use of the investment.

Community Investment

By partnering with leading charitable organizations and leveraging our range of sponsorship, marketing and public relations assets, we are making a positive impact on hundreds of thousands of kids, youth, and families across Canada, while demonstrating our community investment leadership to our employees, customers, and stakeholders

Under the umbrella of the Shaw Kids Investment Program (“SKIP”), Shaw supports charitable and community organizations that improve the lives of Canadian kids. In 2018, Shaw contributed over $45 million in cash and in-kind support – as well as 11,000 hours of volunteer time – to over 700 local and national youth-focused charitable organizations.

The Shaw Charity Classic held from August 29 – September 2, 2018 marked the sixth year of the PGA TOUR Champions event hosted in Calgary which has become a significant fundraising platform for Alberta’s children and youth charities. In 2018, the Shaw Charity Classic raised $10 million, benefitting 182 organizations that help more than 500,000 kids and families in Alberta. Since its inception in 2013, the Shaw Charity Classic has raised over $32 million for Alberta charities, fully demonstrating Shaw’s impact as both an employer and corporate citizen when sponsorship and community investment activities are integrated to support the programs and organizations that are building positive communities for kids and youth.

24	Shaw Communications Inc. 2018 Annual Report

In 2018, Shaw continued its efforts to support positivity, inclusion, and respect in schools, through our Shaw Kindness Sticks grants. The initiative invited youth across Canada to think of how they can help promote kindness and respect in their schools for a chance to receive a grant of up to $5,000 to bring their idea to life. We received 150 applications from kids and youth across the country, and prominent Canadian athletes, icons, and community builders joined Shaw in selecting the top 10 ideas to be awarded funding.

GOVERNMENT REGULATIONS AND REGULATORY DEVELOPMENTS

Substantially all of the Company’s Canadian business activities are subject to regulations and policies established under various pieces of legislation, including the Broadcasting Act (Canada) (“Broadcasting Act”), the Telecommunications Act (Canada) (“Telecommunications Act”), the Radiocommunication Act (Canada) (“Radiocommunication Act”) and the Copyright Act (Canada) (“Copyright Act”). Broadcasting and telecommunications are generally administered by the Canadian Radio-television and Telecommunications Commission (“CRTC”) under the supervision of the Department of Canadian Heritage (“Canadian Heritage”) and ISED, respectively. The allocation and use of wireless spectrum in Canada are governed by spectrum licences issued by, and radio authorization conditions set by, ISED pursuant to the Radiocommunication Act.

In June 2018, pursuant to the commitment in the federal government’s 2017 budget, ISED and Canadian Heritage launched a joint review of the Broadcasting Act and the Telecommunications Act, which will also include a review of the Radiocommunication Act (the “Joint Review”). The Joint Review will be conducted by a panel of external experts tasked with studying the legislation and making recommendations to the Ministers of ISED and Canadian Heritage by January 31, 2020. The expert panel will examine issues such as telecommunications and content creation in the digital age, net neutrality and cultural diversity, and how to strengthen the future of Canadian media and Canadian content creation.

Limits on non-Canadian ownership and control

Neither a holding company that has a subsidiary operating company licensed under the Broadcasting Act, nor any such licensee, may be controlled in fact by non-Canadians, the determination of which is a question of fact within the jurisdiction of the CRTC. Pursuant to the Direction to the CRTC (Ineligibility of Non-Canadians) (the “Direction”), non-Canadians are permitted to own and control, directly or indirectly, up to 33.3% of the voting shares and 33.3% of the votes of a holding company that has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of a licensee may be owned and controlled, directly or indirectly, by non-Canadians. As well, the chief executive officer (“CEO”) and not less than 80% of the board of directors of the licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee level. If a holding company of a licensee does not satisfy the requirement that 80% of its board of directors be resident Canadians, it must have a CRTC-approved Independent Programming Committee (“IPC”) in place to ensure that neither the holding company nor its directors exercise control or influence over the programming decisions of its subsidiary licensee. With CRTC approval, Shaw has implemented an IPC to comply with the Direction.

Similar restrictions apply to certain Canadian carriers pursuant to the Telecommunications Act, the Radiocommunication Act and associated regulations, except that there is no requirement that the CEO be a resident Canadian of a company operating pursuant to those Acts. Instead, the Telecommunications Act, the Radiocommunication Act and associated regulations require only that 80% of the voting shares of such entities be held by resident Canadians. The Canadian ownership requirements do not apply to wireline and wireless

Management’s Discussion & Analysis Shaw Communications Inc.	25

telecommunications carriers that have annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues for the sector.

The Company’s Articles contain measures to ensure the Company continues to comply with applicable Canadian ownership requirements and its ability to obtain, amend or renew a license to carry on any business. Shaw must file a compliance report annually with the CRTC confirming that it is eligible to operate in Canada as a telecommunications common carrier.

Broadcasting Act

Pursuant to the Broadcasting Act, the CRTC is mandated to regulate and supervise all aspects of the broadcasting system in a flexible manner. The Broadcasting Act requires broadcast distribution undertakings (“BDUs”) to give priority to the carriage of Canadian services; to provide efficient delivery of programming services at affordable rates; to provide reasonable terms for the carriage, packaging and retailing of those programming services; and provides the option to operate a community channel. The Broadcasting Act also sets out requirements for television broadcasters with respect to Canadian content. The Company’s broadcasting distribution business and on-demand programming services depends on licences (or operates under an exemption order) granted and issued by the CRTC under the Broadcasting Act. Pursuant to CRTC Regulations, the Company is required to contribute 5% of its cable and DTH BDUs’ revenues to the production of Canadian programming.

Licensing and ownership

In August 2018, the Commission renewed the Company’s cable licences for a five-year term from September 1, 2018 to August 31, 2023. On August 31, 2018, the Company submitted renewal applications for its direct-to-home (“DTH”) and Satellite Relay Distribution Undertaking (“SRDU”) licences which expire on August 31, 2019.

In May 2017, Shaw On Demand’s licence was renewed for a five-year term from September 1, 2017 to August 31, 2022. On August 31, 2018, the Company submitted renewal applications for Shaw Pay-Per-View’s (“PPV”)’s terrestrial PPV and DTH PPV licences which expire on August 31, 2019.

New media

The CRTC has issued a digital media exemption order requiring that Internet-based and mobile point-to-point broadcasting services not offer television programming on an exclusive or preferential basis in a manner that depends on subscription to a specific mobile or retail Internet service and not confer an undue preference or disadvantage. The CRTC has decided to not impose a levy on the revenue of exempt digital media undertakings to support Canadian new media content.

The potential for new or increased fees

Any changes to the Broadcasting Act pursuant to the Joint Review (see “Government Regulations and Regulatory Developments”) could impact the business practices of the Company, or result in new fees payable by the Company’s cable, DTH or SRDU services. New fees could also be imposed pursuant to CRTC Regulation, as the Commission indicated that in 2019-2020 it may consider ways to support television news production through increased access to subscription revenue, which could increase costs for the Company’s cable and DTH services.

CRTC Regulations require cable BDUs to obtain the consent of an over-the-air (“OTA”) broadcaster to deliver its signal in a distant market (which can be either within the province of origin or out-of-province). In the case of DTH BDUs, CRTC Regulations permit the distribution of local OTA television signals on a distant basis without consent within the province of origin, but DTH BDUs must obtain broadcaster consent to deliver the OTA television signal out-of-province unless the DTH BDU is required to carry the signal out-of-province on its basic service. Broadcasters may assert a right to limit distribution of distant signals or to seek remuneration for the distribution of their signals in distant markets on the basis of the CRTC Regulations.

Telecommunications Act

Under the Telecommunications Act, the CRTC is responsible for ensuring that Canadians in all regions of Canada have access to reliable and affordable high-quality telecommunication services. The CRTC has the authority to forbear from regulating one or more services or classes of services provided by a carrier if the CRTC finds that there is sufficient competition for those services to protect the interests of users. Retail Internet, home phone services and mobile wireless services have been forborne from price regulation. However, regulations do affect certain terms and conditions under which Shaw’s retail services are provided. As described further below under “Third Party Internet Access,” certain Shaw wholesale services are regulated.

The CRTC and ISED can impose monetary penalties on companies that contravene the Telecommunications Act, the Radiocommunication Act and the regulations and rules promulgated thereunder. The technical operating aspects of the Company’s businesses are regulated by technical requirements and performance standards established by ISED, primarily under the Telecommunications Act and the Radiocommunication Act.

Any changes to the Telecommunications Act pursuant to the Joint Review could impact the business practices of the Company, and/or result in new fees on the Company, for example, by requiring ISPs to contribute a fixed percentage of revenues to support the creation of Canadian content – a possible policy option presented in the CRTC’s May 2018 report (see “Government Regulations and Regulatory Developments”).

26	Shaw Communications Inc. 2018 Annual Report

Third Party Internet Access

Shaw is mandated by the CRTC to provide a wholesale service at regulated rates that allows independent ISPs to provide Internet services at premises served by Shaw’s wireline network (“Third Party Internet Access” or “TPIA”). In 2015, the CRTC completed a review of the wholesale wireline telecommunications policy framework, including TPIA, and: (i) extended mandated wholesale access services to include FTTP facilities; and (ii) initiated a shift to a new disaggregated wholesale Internet access service. The new disaggregated service will be phased-in over a period of three years and is intended to allow independent ISPs to reduce reliance on the transport facilities currently included as part of the regulated wholesale service. The CRTC has approved interim disaggregated rates for Ontario and Quebec. The CRTC has initiated a process to extend the disaggregated service into Western Canada, including Shaw’s territory. Shaw has filed a proposed network architecture for disaggregated TPIA but has not yet been directed to file disaggregated tariffs or proposed rates for its serving area.

Although the CRTC has initiated a shift to a new disaggregated service, in October of 2016, the CRTC approved, pending the completion of its review of aggregated costing studies, interim aggregated rates which were lower than the proposed rates. At the completion of this review, the CRTC may require further adjustments to Shaw’s costing studies, which may result in further reductions in the wholesale rates we charge for aggregated TPIA service.

The CRTC further indicated its intention to review the process for setting rates of regulated wireline and wireless wholesale services, including consideration of alternative costing approaches, the feasibility of using a common economic model by wholesale service carriers to establish wholesale rates and certain costing elements such as cost of capital.

Competition Bureau Study on the State of Competition in the Wireline Broadband Market

In May 2018, the Competition Bureau launched a market study into the state of competition in the wireline broadband sector, with a goal of identifying the steps that regulators or policy makers could take to enhance competition. Following the filing of submissions and expert reports by Shaw and other stakeholders, in October, the Bureau released an update to the Study as well as an online survey. The Bureau will continue with consultations during the Fall and Winter of 2019 and is targeting June 2019 for publication of its report. The Bureau’s recommendations could influence future government and CRTC policies and regulations, including the CRTC’s framework for wholesale wireline services and the regulations for TPIA.

CRTC Review of Wholesale Roaming Rates and Wi-Fi First

As part of its comprehensive policy framework for wholesale wireless services, the CRTC had established interim wholesale roaming rates pending its review of the costing studies submitted by the incumbent wireless carriers. In March 2018, the CRTC completed its review of rates for the mandated wholesale roaming service and established final rates that were lower than the interim rates set in early 2015.

In Telecom Decision 2017-56 the CRTC had determined that public Wi-Fi did not constitute a mobile wireless home network for the purposes of accessing mandated wholesale wireless roaming rates. In June 2017, the Governor in Council (“GiC”) referred CRTC Telecom Decision 2017-56 back to the CRTC for review. The GiC asked the CRTC to review whether expanding the definition of home network to include public Wi-Fi would have a positive impact on the affordability of retail mobile wireless services and whether the negative impact of such a change on facilities-based investment and competition would outweigh the benefits. In March 2018, the CRTC declined to extend the mandated roaming regime to include Wi-Fi First providers.

The CRTC has indicated that it will review its regulatory framework for mobile wireless services beginning in 2019. As part of this review, the Commission will consider whether additional regulatory measures are necessary to further support the competitiveness of the market, such as mandating MVNO access or developing policies that facilitate the sharing or deployment of wireless facilities. If the CRTC reverses its previous positions, Wi-Fi First, MVNO and other resale providers could gain access to incumbent wireless networks at regulated rates for the purposes of roaming.

Lower-Cost Data Only Plans

In its Wi-Fi First Decision, the CRTC acknowledged the Government’s concerns about wireless affordability at the lower end of the market, particularly for data-only packages, and found that it was unclear whether the market could be relied on to deliver lower-cost data only plans. Accordingly, the CRTC launched a new consultation to investigate the availability and pricing of data-only packages, including whether wireless carriers should be required to offer low-cost data-only packages. As part of this proceeding, the three national wireless incumbent carriers were required to propose an affordable data-only offering for comment. A CRTC decision to mandate the provision of these products at specific rates or other terms may affect our ability to compete in the data-only segment of the market.

Retail Sales Practices

In June 2018, the Governor in Council (“GiC”) issued an order to the CRTC, directing it to investigate the retail sales practices used by Canada’s large telecommunications carriers and report back to the GIC by February 2019 with its findings on the prevalence of such practices and how existing consumer protections could be expanded, or new protections developed, to ensure consumers are empowered

Management’s Discussion & Analysis Shaw Communications Inc.	27

and treated fairly by their service providers. Shaw was made a party to this proceeding by the CRTC and participated in the oral public hearing in October 2018. A decision to regulate our retail sales practices could impact our ability to serve our customers and could result in cost increases for the Company.

CRTC Internet Service Provider Code

On November 9, 2018, the CRTC initiated a proceeding to establish a mandatory code applicable to Internet services provided by larger, facilities-based ISPs, such as Shaw. The CRTC has tabled a draft Internet Code and will accept comments from the industry and the public, with final submissions due April 8, 2019. The CRTC has already enacted a Wireless Code and a Television Service Provider Code applicable to wireless and television service providers, respectively. If implemented, the Internet Code will require Shaw to modify its existing Internet contracts and related processes, which may negatively effect our business and also result in cost increases to the Company.

Access for wireline network

For its wireline network Shaw requires access to support structures, such as poles, strand and conduits of telecommunication carriers and electric utilities, in order to deploy cable facilities. Under the Telecommunications Act, the CRTC has jurisdiction over support structures of telecommunication carriers, including rates for third party use. The CRTC’s jurisdiction does not extend to electrical utility support structures, which are regulated by provincial utility authorities. Shaw’s wireline network also requires access to construct facilities in roadways and other public places. Under the Telecommunications Act, Shaw may do so with the consent of the municipality or other public authority having jurisdiction.

Radiocommunication Act

Our Wireless division holds licences for the use of radiofrequency spectrum required to operate its mobile wireless business. Those spectrum licences are administered by ISED under the Radiocommunication Act. Spectrum use is governed by conditions of license, including license term, transferability/divisibility, technical compliance requirements, lawful interception, research and development, and mandated antenna site sharing and domestic roaming services.

Any changes to the Radiocommunications Act pursuant to the Joint Review (see “Government Regulations and Regulatory Developments”) could impact the business practices of the Company and/or the processes governing its acquisition of new spectrum for purposes of building its wireless networks.

Wireless Spectrum Licences

The Wireless division’s AWS-1 spectrum licences were issued in 2009, for a term of ten years, and prior to expiration, the licences may be renewed. The AWS-3 spectrum licences were issued in April 2015 and have a term of 20 years. The 700 MHz and 2500 MHz spectrum licences that the Company purchased from Quebecor were initially issued in February 2014 and May 2015, respectively for a term of 20 years.

The applicable terms and conditions of renewal of our and other carriers’ spectrum licences after the initial term are determined by ISED through public consultation processes that begin prior to the expiry of those licences. Following a public consultation in the summer of 2017, in early 2018 ISED issued its policy decision relating to the renewal of AWS-1 and other spectrum licences auctioned in 2008, including those held by our Wireless division. The decision confirmed that, if Freedom Mobile has met its conditions of licence, including any applicable deployment obligations, Freedom Mobile will have a high expectation to be eligible for renewal. We expect to meet the applicable requirements and conditions of licence for those spectrum licences that are material to our plans for the Wireless division. As expected, ISED also imposed more onerous deployment conditions for licences issued through the renewal process.

Over the past year, ISED conducted several spectrum policy consultations regarding spectrum bands that will be licensed or otherwise made available for future wireless deployments, including 5G. The consultations relate to:

•	the release of millimetre wave spectrum in the 26 GHz, 28 GHz, 37-40 GHz and 64-71 GHz frequency bands

•	revisions to the 3500 MHz Band to accommodate mobile services;

•	the technical, policy and licensing framework to govern the auction of spectrum licences in the 600 MHz band for mobile use; and

•	ISED’s Spectrum Outlook, which reviewed the department’s overall approach and planning activities related to the release of spectrum for commercial mobile services, licence-exempt applications, satellite services and wireless backhaul services over the years 2018-2022.

In March 2018, ISED released its decision on the policy and licensing framework for the 600 MHz band. In the decision, ISED established a set aside of 30 MHz for eligible entities (of the total 70 MHz of spectrum that will be auctioned off). The auction will commence on March 12, 2019.

In June 2018, ISED released its Spectrum Outlook decision. Citing the importance of mobile services and the future of 5G, ISED stated its intention to release a variety of low, mid and high band spectrum over the next several years. ISED’s highest priority bands for release include 600 MHz, 3500 MHz and the millimetre wave bands for mobile, as well as 32 GHz, 70 GHz, and 80 GHz for backhaul use.

Decisions on the millimetre wave and 3500 MHz consultations are pending. We anticipate that ISED will hold further public consultations on a licensing process regarding the 3500 MHz band for mobile use.

28	Shaw Communications Inc. 2018 Annual Report

ISED has a framework that sets out criteria for reviewing and approving license transfers, prospective transfers, and deemed license transfers, including consideration of the quantum and concentration of spectrum holdings before and after the proposed transfer.

Our Wireless division’s operations could be materially affected by our failure to:

•	obtain new or additional spectrum licences;

•	renew existing spectrum licences;

•	obtain approval of any transfer of spectrum licences; or

•	procure spectrum licences that provide access to adequate allocations of low-band spectrum, which has superior propagation and penetration characteristics, or of other spectrum that is required for 5G.

In addition, the Wireless division could experience increased costs, or reduced revenues or reduced margins, or the deployment or service plans could be negatively affected by, amended or newly-adopted laws and regulations, or decisions of ISED or the CRTC. The CRTC and ISED can impose monetary penalties on companies that contravene the Telecommunications Act, the Radiocommunication Act, and the regulations and rules promulgated thereunder.

Access for Wireless Network

Our Wireless division’s operations depend on being able to locate and construct wireless antenna sites, which in some cases requires certain authorizations or approvals from municipalities, which vary from one municipality to another but are also subject to federal oversight. The process for such approvals can include a comprehensive consultation process related to local land use priorities and new antenna site design parameters.

The Wireless division also uses arrangements whereby it co-locates its antennae equipment on towers and/or sites owned and operated by third party tower and/or sites providers and the three national wireless incumbent carriers. Pursuant to the conditions of their spectrum licences and the CRTC’s policy framework for wholesale wireless services, the three national wireless incumbent carriers must allow competitors, including Freedom Mobile, to co-locate equipment at these locations. However, the application and approval process for the sharing of towers is lengthy, and the ISED and CRTC processes that are available to enforce the existing rules can also be challenging and time consuming.

Copyright Act

Canada’s Copyright Act accords the creators and owners of content various rights to authorize or be remunerated for the use of their works and performances, including, in some instances, by broadcast distribution undertakings. In addition, the Copyright Act creates certain exceptions that permit the use of copyrighted works without the authorization or remuneration of rights holders. Parliament initiated a mandated five-year review of the Copyright Act in December 2017. The Standing Committee on Industry, Science and Technology is conducting the review and will produce a report making recommendations to the Government in 2019. This process could lead to amendments to the Copyright Act that impact the terms and conditions applicable to the use of content, including the potential for increased fees, and the scope of flexibility with respect to the use of content pursuant to exceptions under the Copyright Act.

Furthermore, on November 5, 2018, the Government tabled Bill C-86, a budget implementation act. Bill C-86 contains proposed amendments to the Copyright Act that could result in an increase in fees payable by the Company to copyright holders. Increased payments could result from new rate-setting criteria that the Copyright Board would be required to consider if the Bill is passed, and new flexibility for copyright collective societies to proceed by way of negotiation, rather than tariff hearings, to establish the price for the use of copyright works.

Finally, pursuant to the Copyright Act, the Copyright Board of Canada (“the Copyright Board”) oversees the collective administration of copyright royalties in Canada, including the review and approval of copyright tariff royalties payable to copyright collectives by BDUs, television broadcasters and online content services. The Copyright Board may also make rulings on the interpretation of the Copyright Act in the course of issuing copyright tariff decisions.

The potential for new or increased fees

The Copyright Board is currently considering a proposed tariff for the retransmission of programming in distant television signals for the years 2014 through 2018. The tariff proposed by the retransmission rights collectives would, if approved, represent a significant increase in the per-subscriber rates payable for the retransmission of programming in distant signals. The Company participated in the hearing process and objected to the tariff on behalf of its cable and DTH satellite divisions. The record of this proceeding is now complete, and the parties are awaiting the decision of the Copyright Board.

In addition, in August 2017, the Copyright Board issued a decision interpreting the scope and meaning of “making available” which is defined in the Copyright Act as part of the right to communicate a work to the public by telecommunication. In the Online Music Services proceeding, SOCAN and other rights owners argued that making a musical work available for download would trigger an obligation to pay public performance royalties to SOCAN. The Objectors, including the Company, argued that since downloading is not a public performance, SOCAN is not entitled to royalties for downloads. The Copyright Board held that while the act of downloading is not itself a communication to the public and, as such, is outside the scope of the proposed tariff, the act of loading copyright materials onto servers to facilitate downloading is a form of “making available” and a

Management’s Discussion & Analysis Shaw Communications Inc.	29

communication to the public and falls under the SOCAN tariff. The Company, along with a number of other broadcasting and internet companies, has filed an application for judicial review, arguing that the Board’s interpretation is erroneous. If the Copyright Board’s interpretation is upheld, it could lead to new claims by rights holders in connection with Company technologies that facilitate downloading.

United States, Canada and Mexico Agreement (USMCA)

On September 30, 2018, Canada announced that it had reached an agreement on a new North American free trade agreement between the US, Mexico and Canada, called the USMCA. The USMCA will, once ratified by all three parties, will replace NAFTA. US demands made in the course of negotiations for changes that could have had a material impact on the Company were not included in the USMCA. Until the USMCA is formally adopted pursuant to the legal requirements of each party country, the NAFTA will remain effective. There remains a possibility that a party will decline to finalize and implement the agreement. In such a case, there is a risk that negotiations towards an amended USMCA will be reinitiated, in which case the scope of negotiations and ultimate outcomes are unknown.

Personal Information Protection and Electronic Documents Act and Canadian Anti-Spam Legislation

The Personal Information Protection and Electronic Documents Act (Canada) (“PIPEDA”) is Canada’s federal privacy law regulating the collection, use and disclosure of personal information in Canada by a federally regulated organization in the private sector. Shaw has established a privacy policy and its internal privacy processes in accordance with PIPEDA.

PIPEDA provisions requiring mandatory reporting of serious privacy breaches, introduced in 2015, came into effect on November 1, 2018. These provisions require companies to (i) track all breaches of security safeguards that involve personal information under their control, and (ii) report to affected individuals and to the Office of the Privacy Commissioner serious breaches of personal information that create a real risk of significant harm. Any such breach and disclosure by Company could result in fines and significant reputational harm.

New consent Guidelines issued by the Office of the Privacy Commissioner of Canada (“OPC”) will come into effect on January 1, 2019. These Guidelines set out principles for organizations to follow in order to obtain meaningful consent and require that organizations provide more interactive, easy-to-understand privacy disclosures to their users. The Company maintains internal practices and policies to facilitate compliance with the new consent Guidelines.

More broadly, the Government initiated a National Digital and Data Consultation in June 2018. This process includes consultations in connection with “Privacy and Trust” and could lead to changes to privacy regulation that increase privacy-related measures with which the Company is required to comply, as well as the Company’s exposure to increased penalties and claims in connection with any non-compliance.

Canada’s anti-spam legislation (together with the related regulations, “CASL”) sets out a comprehensive regulatory regime regarding online commerce, including requirements to obtain consent prior to sending commercial electronic messages and installing computer programs. CASL is administered primarily by the CRTC, and non-compliance may result in fines of up to $10 million. The Company maintains internal practices and policies to facilitate compliance with CASL.

On November 5, 2018, the CRTC issued guidelines on the Commission’s approach to enforcement of CASL provisions prohibiting a party from, among other things, aiding a violation of CASL. These suggest that “Telecommunications and Internet Service Providers” could be found liable for violating CASL by facilitating or technically enabling services that transgress CASL. While the guidance suggests that liability would be linked to the level of control and connection with the violators, and whether reasonable safeguards were in place to prevent or stop a violation, no examples of potential liability for ISPs or telecommunications service providers were provided. As well, the guidelines indicate that awareness of a violation is not necessary for a finding of liability. As such, the new Guidelines create a risk that Shaw could be fined for non-compliance in connection with the provision of network services.

Environmental matters

Shaw’s operations are subject to environmental regulations, including those related to electronic waste, printed paper and packaging. A number of provinces have enacted regulations providing for the diversion of certain types of electronic and other waste through product stewardship programs (“PSP”). Under a PSP, companies who supply designated products in or into a province are required to participate in or develop an approved program for the collection and recycling of designated materials and, in some cases, pay a per item fee. Such regulations have not had, and are not expected to have, a material effect on the Company’s earnings or competitive position.

30	Shaw Communications Inc. 2018 Annual Report

KEY PERFORMANCE DRIVERS

Shaw measures the success of its strategies using a number of key performance drivers which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

FINANCIAL MEASURES

Revenue

Revenue is a measurement determined in accordance with International Financial Reporting Standards (“IFRS”). It represents the inflow of cash, receivables or other consideration arising from the sale of products and services. Revenue is net of items such as trade or volume discounts, agency commissions and certain excise and sales taxes. It is the base on which free cash flow, a key performance driver, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating growth in a competitive market place.

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure requirements may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings and sub-totals included in financial statements. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-IFRS measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance or liquidity prescribed by IFRS. The following contains a description of the Company’s use of non-IFRS financial measures and additional GAAP measures and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

	Year ended August 31,
	2018	2017	Change
Wireline	44.6%	43.6%	1.0pts
Wireless	18.5%	22.0%	(3.5pts	)

Combined Wireline and Wireless	39.9%	40.9%	(1.0pts	)

Management’s Discussion & Analysis Shaw Communications Inc.	31

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before one-time items like restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

Relative increases period-over-period in operating income before restructuring costs and amortization and in operating margin are indicative of the Company’s success in delivering valued products and services, and connecting customers to the world through a best-in-class seamless connectivity experience.

	Year ended August 31,
(millions of Canadian dollars)	2018	2017
Operating income from continuing operations	631	999
Add back (deduct):
Restructuring costs	446	54
Amortization:
Deferred equipment revenue	(30)	(38)
Deferred equipment costs	110	122
Property, plant and equipment, intangibles and other	932	860

Operating income before restructuring costs and amortization	2,089	1,997

Net debt leverage ratio

The Company uses this measure to set its optimal leverage. Refer to “Liquidity and Capital Resources” for further detail.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders. Free cash flow is calculated as free cash flow from continuing operations and free cash flow from discontinued operations.

Free cash flow from continuing operations is comprised of operating income before restructuring costs and amortization adding dividends from equity accounted associates, changes in receivable related balances with respect to customer equipment financing transactions as a cash item and deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, dividends paid on the preferred shares, recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense.

Free cash flow from continuing operations has not been reported on a segmented basis. Certain components of free cash flow from continuing operations, including operating income before restructuring costs and amortization continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are reported on a combined basis for Consumer and Business due to the common infrastructure and separately for Wireless. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Free cash flow from discontinued operations is comprised of income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items after deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions), cash taxes paid or payable, program rights amortization on assets held for sale, recurring cash funding of pension amounts net of pension expense and excludes non-controlling interest amounts that are included in the income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items.

32	Shaw Communications Inc. 2018 Annual Report

Free cash flow is calculated as follows:

	Year ended August 31,
(millions of Canadian dollars)	2018	2017	Change %
Revenue
Consumer	3,725	3,747	(0.6)
Business	567	533	6.4

Wireline	4,292	4,280	0.3
Service	595	482	23.4
Equipment	356	123	>100.0

Wireless	951	605	57.2

	5,243	4,885	7.3
Intersegment eliminations	(4)	(3)	33.3

	5,239	4,882	7.3

Operating income before restructuring costs and amortization (1)
Wireline	1,913	1,864	2.6
Wireless	176	133	32.3

	2,089	1,997	4.6

Capital expenditures and equipment costs (net): (2)
Wireline	1,024	970	5.6
Wireless	343	255	34.5

	1,367	1,225	11.6

Free cash flow from continuing operations before the following	722	772	(6.5)
Less:
Interest	(247)	(265)	(6.8)
Cash taxes	(166)	(174)	(4.6)
Other adjustments:
Dividends from equity accounted associates	92	88	4.5
Non-cash share-based compensation	2	3	(33.3)
Pension adjustment	11	8	37.5
Customer equipment financing	5	8	(37.5)
Preferred share dividends	(8)	(8)	–

Free cash flow from continuing operations	411	432	(4.9)

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	–	140	(100.0)
Less:	–
Capital expenditures	–	(99)	(100.0)
Interest	–	(33)	(100.0)
Cash taxes	–	(2)	(100.0)

Free cash flow from discontinued operations	–	6	(100.0)

Free cash flow	411	438	(6.2)

(1)	Refer to key performance drivers.
(2)	Per Note 25 to the audited Consolidated Financial Statements.

Management’s Discussion & Analysis Shaw Communications Inc.	33

STATISTICAL MEASURES:

Subscriber counts (or Revenue Generating Units (“RGUs”))

The Company measures the count of its subscribers in its Consumer, Business and Wireless divisions.

In the Consumer and Business divisions, wireline Video subscribers include residential customers, multiple dwelling units (“MDUs”) and commercial customers. A residential subscriber who receives at a minimum, basic cable service, is counted as one subscriber. In the case of MDUs, such as apartment buildings, each tenant with a minimum of basic cable service is counted as one subscriber, regardless of whether invoiced individually or having services included in his or her rent. Each building site of a commercial customer (e.g., hospitals, hotels or retail franchises) that is receiving at a minimum, basic cable service, is counted as one subscriber. Video satellite subscribers are counted in the same manner as wireline Video customers except that it also includes seasonal customers who have indicated their intention to reconnect within 180 days of disconnection. Internet customers include all modems on billing and Phone includes all phone lines on billing. All subscriber counts exclude complimentary accounts but include promotional accounts.

Consumer and Business divisions’ RGUs represent the number of products sold to customers and includes Video (cable and Satellite subscribers), Internet customers, and Phone lines. As at August 31, 2018 these combined divisions had approximately 5.7 million RGUs.

In the Wireless division, a recurring subscriber or RGU (e.g. cellular phone, smartphone, tablet or mobile Internet device) has access to the wireless network for voice and/or data communications, whether Prepaid or Postpaid. Prepaid subscribers include RGUs where the account is within 90 days of the prepaid credits expiring. As at August 31, 2018 the Wireless divisions had approximately 1.4 million RGUs.

Wireless average revenue per subscriber unit per month (“ARPU”)

Wireless ARPU is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity, but does not have a standardized meaning under IFRS. Refer to “Segmented Operations Review” for Wireless ARPU details and description.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepared its Consolidated Financial Statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Refer to Note 2 to the Consolidated Financial Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under IFRS and how they affect the amounts reported in the Consolidated Financial Statements and notes. Following is a discussion of the Company’s critical accounting policies:

Revenue and expense recognition

Revenue is considered earned as services are performed, provided that at the time of performance, ultimate collection is reasonably assured. Such performance is regarded as having been achieved when reasonable assurance exists regarding the measurement of the consideration that will be derived from rendering the service. Revenue from Video, Internet, Phone, and Wireless customers includes subscriber service revenue when earned. The revenue is considered earned as the period of service relating to the customer billing elapses. For customers with multi-year service plans, the total amount of contractual service revenue is accounted for on a straight-line basis over the term of the plan.

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection fee revenue and/or customer premise equipment revenue) and related subscription revenue. The Company determined that the upfront fees charged to customers do not constitute separate units of accounting; therefore, these revenue streams are assessed as an integrated package.

Subscriber connection fee revenue

Connection fees have no standalone value to the customer separate and independent of the Company providing additional subscription services, therefore the connection fee revenue must be deferred and recognized systematically over the periods that the subscription services are earned. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered its customer churn rate and other factors, such as competition from new entrants, to determine the deferral period of three years.

Subscriber connection and installation costs

The costs of physically connecting a new home are capitalized as part of the Company’s distribution system as the service potential of the distribution system is enhanced by the ability to generate future subscriber revenue. Costs of

34	Shaw Communications Inc. 2018 Annual Report

disconnections are expensed as incurred as the activity does not generate future revenue.

Customer premise equipment revenue and costs

Customer premise equipment available for sale, which generally includes digital cable terminal (“DCT”) and direct-to-home (“DTH”) equipment, has no standalone value to the customer separate and independent of the Company providing additional subscription services. Therefore, the equipment revenue is deferred and recognized systematically over the periods that the subscription services are earned. As the equipment sales and the related subscription revenue are considered one transaction, recognition of the equipment revenue commences once the subscriber service is activated. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered various factors including customer churn, competition from new entrants, and technology changes to determine the deferral period of three years.

In conjunction with equipment revenue, the Company also incurs incremental direct costs which include equipment and related installation costs. These direct costs cannot be separated from the undelivered subscription service included in the multiple deliverable arrangement. Under IAS 2 “Inventories”, these costs represent inventoriable costs and are deferred and amortized over the period of three years, consistent with the recognition of the related equipment revenue. The equipment and installation costs generally exceed the amounts received from customers on the sale of equipment (the equipment is sold to the customer at a subsidized price). The Company defers the entire cost of the equipment, including the subsidy portion, as it has determined that this excess cost will be recovered from future subscription revenues and that the investment by the customer in the equipment creates value through increased retention.

Shaw Business installation revenue and expenses

The Company also receives installation revenues in its Shaw Business operation on contracts with commercial customers which are deferred and recognized as revenue on a straight-line basis over the related service contract, generally spanning two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

Wireless equipment revenue

Revenue from the direct sale of equipment to subscribers or dealers is recognized when the equipment is delivered and accepted by the subscribers or dealers.

Freedom Mobile offers a discretionary handset discount program, whereby the subscriber earns the applicable discount by maintaining services with the Company, such that the receivable relating to the discount at inception of the transaction is reduced over a period of time. A portion of future revenue earned in connection with the services is applied against the up-front discount provided on the handset. Freedom Mobile also offers a plan allowing customers to receive larger up-front handset discounts than they would otherwise qualify for, if they pay a predetermined incremental charge to their existing service plan on a monthly basis. The charge is billed on a monthly basis and is recognized as revenue at that time.

The Company recognizes the handset discount as a receivable and revenue upon the sale of the equipment on the basis that the receivable is recoverable. The receivable is realized on a straight-line basis over the period which the discount is forgiven to a maximum of two years with an offsetting reduction to revenue. The amount receivable is classified as part of other current or non-current receivables, as applicable, in the Consolidated Statement of Financial Position.

Discontinued operation equipment revenue and costs

In the Shaw Tracking operation, equipment revenue was recognized over the period of the related service contract for airtime, which was generally five years.

In conjunction with Shaw Tracking equipment revenue, the Company incurred incremental direct costs including equipment costs. These direct costs cannot be separated from the undelivered tracking service included in the multiple deliverable arrangement. Under IAS 2 “Inventories”, these costs represent inventoriable costs and were deferred and amortized over the period of five years, consistent with the recognition of the related tracking equipment revenue.

Income statement classification

The Company distinguishes amortization of deferred equipment revenue and deferred equipment costs from the revenue and expenses recognized from ongoing service activities on its income statement. Equipment revenue and costs are deferred and recognized over the anticipated term of the related future revenue (i.e., the monthly service revenue) with the period of recognition spanning three to five years. As a result, the amortization of deferred equipment revenue and deferred equipment costs are non-cash items on the income statement, similar to the Company’s amortization of deferred IRU revenue, which the Company also segregates from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases customer premise equipment at the commencement of the customer relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, the segregated presentation provides

Management’s Discussion & Analysis Shaw Communications Inc.	35

a clearer distinction within the income statement between cash and non-cash activities and between up-front and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.

Allowance for doubtful accounts

The majority of the Company’s revenues are earned from selling on credit to individual subscribers. Because there are some customers who do not pay their debts, selling on credit necessarily involves credit losses. The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. In determining its estimate, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. The estimated allowance required is a matter of judgment and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foreseen, such as future business, personal and economic conditions. Conditions causing deterioration or improvement in the aging of accounts receivable and collections will increase or decrease bad debt expense.

Property, plant and equipment and other intangibles – capitalization of direct labour and overhead

The cost of property, plant and equipment and other intangibles includes direct construction or development costs (such as materials and labour) and overhead costs directly attributable to the construction or development activity. The Company capitalizes direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers. These costs are capitalized as they are directly attributable to the acquisition, construction, development or betterment of the networks or other intangibles. Repairs and maintenance expenditures are charged to operating expenses as incurred.

Direct labour and overhead costs are capitalized in three principal areas:

1.

Corporate departments such as Technology, Operations, Products, and Supply chain (“TOPS”): TOPS is involved in overall planning and development of the Video/Internet/Phone/Wireless infrastructure. Labour and overhead costs directly related to these activities are capitalized as the activities directly relate to the planning and design of the construction of the distribution system. In addition, TOPS devotes considerable efforts towards the development of systems to support Phone, Wi-Fi, and projects related to new customer management, billing and operating support systems. Labour costs directly related to these and other projects are capitalized.

2.

Cable regional construction departments, which are principally involved in constructing, rebuilding and upgrading the cable/Internet/Phone infrastructure: Labour and overhead costs directly related to the construction activity are capitalized as the activities directly relate to the construction or upgrade of the distribution system. Capital projects include, but are not limited to, projects such as the new subdivision builds, increasing network capacity for Internet, home Phone and VOD by reducing the number of homes fed from each node, and upgrades of plant capacity and the Wi-Fi build.

3.

Subscriber-related activities such as installation of new drops and Internet and Digital Phone services: The labour and overhead directly related to the installation of new services are capitalized as the activity involves the installation of capital assets (i.e., wiring, software, etc.) which enhance the service potential of the distribution system through the ability to earn future revenues. Costs associated with service calls, collections, disconnects and reconnects that do not involve the installation of a capital asset are expensed.

Amounts of direct labour and direct overhead capitalized fluctuate from year to year depending on the level of customer growth and plant upgrades for new services. In addition, the level of capitalization fluctuates depending on the proportion of internal labour versus external contractors used in construction projects.

The percentage of direct labour capitalized in many cases is determined by the nature of employment in a specific department. For example, a significant portion of labour and direct overhead of the cable regional construction departments is capitalized as a result of the nature of the activity performed by those departments. Capitalization is also based on piece rate work performed by unit-based employees which is tracked directly. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage split. Further information regarding the capitalization of internal labour costs can be found under “Certification” on page 66.

Amortization policies and useful lives

The Company amortizes the cost of property, plant and equipment and other intangibles over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than the Company has anticipated, the

36	Shaw Communications Inc. 2018 Annual Report

Company may have to shorten the estimated life of certain property, plant and equipment or other intangibles which could result in higher amortization expense in future periods or an impairment charge to write down the value of property, plant and equipment or other intangibles.

Intangibles

The excess of the cost of acquiring cable, satellite, data centre and wireless businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights and licences, wireless spectrum licences, trademarks, brands, customer relationships and software assets. Broadcast rights and licences, wireless spectrum licences, trademarks and brands represent identifiable assets with indefinite useful lives.

Customer relationships represent the value of customer contracts and relationships acquired in a business combination and are amortized on a straight-line basis over their estimated useful lives ranging from 4 – 15 years.

Software that is not an integral part of the related hardware is classified as an intangible asset. Internally developed software assets are recorded at historical cost and include direct material and labour costs as well as borrowing costs on qualifying assets. Software assets are amortized on a straight-line basis over estimated useful lives ranging from 3 – 10 years. The Company reviews the estimates of lives and useful lives on a regular basis.

Asset impairment

The Company tests goodwill and indefinite-life intangibles for impairment annually (as at February 1) and when events or changes in circumstances indicate that the carrying value may be impaired. The recoverable amount of each cash-generating unit (“CGU”) is determined based on the higher of the CGU’s fair value less costs to sell and its value in use. A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. The Company’s cash generating units are Cable, Satellite, and Wireless. The Company had an additional cash generating unit, Data Centres, until the sale of Viawest in August 2017. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The results of the impairment tests are provided in Note 10 to the Consolidated Financial Statements.

Employee benefit plans

As at August 31, 2018, Shaw had non-registered defined benefit pension plans for key senior executives and designated executives. The amounts reported in the financial statements relating to the defined benefit pension plans are determined using actuarial valuations that are based on several assumptions including the discount rate and rate of compensation increase. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The differences between actual and assumed results are immediately recognized in other comprehensive income/loss. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected to be needed to settle employee benefit obligations and is also used to calculate the interest income on plan assets. It is based on the yield of long-term, high-quality corporate fixed income investments closely matching the term of the estimated future cash flows and is reviewed and adjusted as changes are required. The following table illustrates the increase on the accrued benefit obligation and pension expense of a 1% decrease in the discount rate:

(millions of Canadian dollars)	Accrued Benefits Obligation at End of Fiscal 2018	Pension Expense Fiscal 2018
Weighted Average Discount Rate – Non-registered Plans	3.70%	3.70%
Impact of: 1% decrease – Non-registered Plans	$72	$4

Deferred income taxes

The Company has recognized deferred income tax assets and liabilities for the future income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized in respect of losses of certain of the Company’s subsidiaries. The deferred income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse or the tax losses are expected to be utilized. Realization of deferred income tax assets is dependent upon generating sufficient taxable income during the period in which the temporary differences are deductible. The Company has evaluated the likelihood of realization of deferred income tax assets based on forecasts of taxable income of future years, existing tax laws and tax planning strategies. Significant changes in assumptions with respect to internal forecasts or the inability to implement tax planning strategies could result in future impairment of these assets.

Commitments and contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are

Management’s Discussion & Analysis Shaw Communications Inc.	37

recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Contractual and other commercial obligations primarily relate to network fees and operating lease agreements for use of transmission facilities, including maintenance of satellite transponders and lease of premises in the normal course of business. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.

RELATED PARTY TRANSACTIONS

Related party transactions are reviewed by Shaw’s Corporate Governance and Nominating Committee, comprised of independent directors. The following sets forth certain transactions in which the Company is involved.

Corus

The Company and Corus are subject to common voting control. During 2016, the Company sold its wholly owned subsidiary Shaw Media to Corus. The transaction closed on April 1, 2016. In fiscal 2018, network, advertising and programming fees were paid to various Corus subsidiaries. The Company provided uplink of television signals, programming content, Internet services and lease of circuits to various Corus subsidiaries. The Company also received dividends from Corus related to its Class B non-voting participating shareholdings representing 39% of the total issued equity of Corus (see “Equity Interest in Corus”).

Burrard Landing Lot 2 Holdings Partnership

The Company has a 33.33% interest in the Partnership. During the current year, the Company paid the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its lower mainland BC operations.

Key management personnel and Board of Directors

Key management personnel consist of the most senior executive team and along with the Board of Directors have the authority and responsibility for directing and controlling the activities of the Company. In addition to compensation provided to key management personnel and the Board of Directors for services rendered, the Company transacts with companies related to certain Board members primarily for the purchase of remote control units, network programming and installation of equipment.

Refer to Note 28 to the Consolidated Financial Statements for further related party transaction detail.

NEW ACCOUNTING STANDARDS

Shaw has adopted or will adopt a number of new accounting policies as a result of recent changes in IFRS as issued by the IASB. The ensuing discussion provides additional information as to the date that Shaw is or was required to adopt the new standards, the methods of adoption permitted by the standards, the method chosen by Shaw, and the effect on the financial statements as a result of adopting the new policies. The adoption or future adoption of these accounting policies has not and is not expected to result in changes to the Company’s current business practices.

Adoption of recent accounting pronouncements

The adoption of the following IFRS amendments effective September 1, 2017 had no impact on the Company’s consolidated financial statements.

•	Statement of Cash Flows (amendments to IAS 7) improves disclosures regarding changes in financing liabilities. The amendments were applied prospectively for the annual period commencing September 1, 2017.

•	Income Taxes (amendments to IAS 12) clarifies how to account for deferred tax assets related to debt instruments measured at fair value. The amendments were applied prospectively for the annual period commencing September 1, 2017.

Standards, interpretations and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and interpretations that have been issued but are not yet effective. The following pronouncements are being assessed to determine the impact on the Company’s results and financial position.

•	IFRS 2 Share-based Payment was amended in 2016 to clarify the accounting and measurement for certain types of share-based payment transactions. It is required to be applied for annual periods commencing on or after January 1, 2018. The amendments to IFRS 2 will not have a significant impact on our financial statements.

•	IFRS 9 Financial Instruments: Classification and Measurement replaces IAS 39 Financial Instruments and applies a principal-based approach to the classification and measurement of financial assets and financial liabilities, including an expected credit loss model for calculating impairment, and includes new requirements for hedge accounting. The standard is required to be applied retrospectively for the annual period commencing January 1, 2018. The adoption of IFRS 9 will not have a significant impact on our financial statements.

•	IFRS 16 Leases was issued in January 2016 and replaces IAS 17 Leases. The new standard requires entities to

38	Shaw Communications Inc. 2018 Annual Report

recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As the Company has significant contractual obligations currently being recognized as operating leases, we anticipate that the application of IFRS 16 will result in a material increase to both assets and liabilities and material changes to the timing of the recognition of expenses associated with the lease arrangements although at this stage in the Company’s IFRS 16 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

We have a team engaged to ensuring our compliance with IFRS 16. This team has been responsible for determining information technology requirements, ensuring scoping and data collection is appropriate, and communicating the upcoming changes with various stakeholders. In 2019, we will be implementing a process that will enable us to comply with the requirements of IFRS 16 on a lease-by-lease basis. As a result, we are continuing to assess the effect of this standard on our consolidated financial statements and it is not yet possible to make a reliable estimate of its effect. We expect to disclose the estimated financial effects of the adoption of IFRS 16 in our 2019 consolidated financial statements.

The standard may be applied retroactively or using a modified retrospective approach for annual periods commencing January 1, 2019, which for the Company will be the annual period commencing September 1, 2019. The Company will evaluate the adoption approach in conjunction with its assessment of the expected impacts of adoption.

•	IFRIC 23 Uncertainty over Income Tax Treatments was issued in 2017 to clarify how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is required to be applied for annual periods commencing January 1, 2019.

•	IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue – Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The application of IFRS 15 will impact the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers.

Revenue – timing and classification

The application of this standard will most significantly affect our Wireless arrangements that bundle equipment and service together, specifically with regards to the timing of recognition and classification of revenue. The timing of recognition and classification of revenue is affected because at contract inception, IFRS 15 requires the estimation of total consideration to be received over the contract term, and the allocation of that consideration to performance obligations in the contract, typically based on the relative stand-alone selling price of each obligation. This will result in a decrease to equipment revenue recognized at contract inception, as the discount previously recognized over 24 months will now be recognized at contract inception, and a decrease to service revenue recognized over the course of the contract, as a portion of the discount previously allocated solely to equipment revenue will be allocated to service revenue. The measurement of total revenue recognized over the life of a contract will be largely unaffected by the new standard. We do not expect the application of IFRS 15 to affect our timing of cash flows from operations or the methods and underlying economics through which we transact with our customers.

Costs of contract acquisition – timing of recognition

IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. The Company currently expenses such costs as incurred.

Contract assets and liabilities

The Company’s financial position will also be impacted by the adoption of IFRS 15, with new contract asset and contract liability categories recognized to reflect differences

Management’s Discussion & Analysis Shaw Communications Inc.	39

between the timing of revenue recognition and the actual billing of those goods and services to customers. While similar differences are recognized currently, IFRS 15 introduces additional requirements and disclosures specific to contracts with customers.

For purposes of applying the new standard on an ongoing basis, we must make judgments in respect of the new standard. We must make judgments in determining whether a promise to deliver goods or services is considered distinct, how to determine the transaction prices and how to allocate those amounts amongst the associated performance obligations. We must also exercise judgment as to whether sales-based compensation amounts are costs incurred to obtain contracts with customers that should be capitalized and subsequently amortized on a systematic basis over time.

The new standard is effective for annual periods beginning on or after January 1, 2018, which for the Company will be the annual period commencing September 1, 2018 and must be applied either retrospectively or on a modified retrospective basis for all contracts that are not complete as at that date. We have made a policy choice to restate each period presented and recognize the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity at the beginning of the earliest period presented, subject to certain adopted practical expedients.

Impacts of IFRS 15, Revenue from Contracts with Customers

Based on our preliminary analysis, IFRS 15, Revenue from Contracts with Customers, will affect the fiscal 2018 comparative amounts to be reported in our fiscal 2019 Consolidated Statements of Income as follows:

		Year ended August 31, 2018
(billions of Canadian dollars)		As reported	Estimated effect of transition	Subsequent to transition
Revenue	i.	5.24	(0.05)	5.19
Operating, general and administrative expenses	ii.	(3.15)	0.02	(3.13)
Other non-operating costs		(1.88)	–	(1.88)

Income from continuing operations before income taxes		0.21	(0.03)	0.18
Income tax expense		0.14	(0.01)	0.13

Net income from continuing operations		0.07	(0.02)	0.05

i)	Allocation of transaction price

Revenue recognized at point of sale requires the estimation of total consideration over the contract term and allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. For Wireless term contracts, equipment revenue recognized at contract inception, as well as service revenue recognized over the course of the contract will be lower than previously recognized.

ii)	Deferred commission costs

Costs incurred to obtain or fulfill a contract with a customer were previously expensed as incurred. Under IFRS 15, these costs are capitalized and subsequently amortized as an expense over the life of the contract on a rational, systematic basis consistent with the pattern of the transfer of goods and services to which the asset relates. As a result, commission costs are reduced in the period, with an offsetting increase in amortization of capitalized costs over the average life of a customer contract.

40	Shaw Communications Inc. 2018 Annual Report

Based on our preliminary analysis, IFRS 15, Revenue from Contracts with Customers, will affect the fiscal 2018 comparative amounts to be reported in our fiscal 2019 Consolidated Statements of Financial Position as follows:

		As at September 1, 2017			As at August 31, 2018
[billions of Canadian dollars]		As reported	Estimated effect of transition	Subsequent to transition	As reported	Estimated effect of transition	Subsequent to transition
ASSETS
Current
Current portion of contract assets	i.	–	0.01	0.01	–	0.05	0.05
Other current assets	ii.	0.16	0.02	0.18	0.29	(0.04)	0.25
Remainder of current assets		0.96	–	0.96	0.74	–	0.74

		1.12	0.03	1.15	1.03	0.01	1.04
Contract assets	i.	–	0.05	0.05	–	0.08	0.08
Other long-term assets	ii.	0.26	(0.03)	0.23	0.29	(0.08)	0.21
Remainder of long-term assets		12.99	–	12.99	13.10	–	13.10

		14.37	0.05	14.42	14.42	0.01	14.43

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Unearned revenue	i.	0.21	(0.21)	–	0.22	(0.22)	–
Current portion of contract liabilities	i.	–	0.21	0.21	–	0.22	0.22
Remainder of current liabilities		1.18	–	1.18	1.39	–	1.39

		1.39	–	1.39	1.61	–	1.61
Deferred credits	i.	0.49	(0.02)	0.47	0.46	(0.02)	0.44
Deferred income tax liabilities	ii.	1.86	–	1.86	1.89	(0.01)	1.88
Contract liabilities	i.	–	0.02	0.02	–	0.02	0.02
Remainder of long-term liabilities		4.48	–	4.48	4.50	–	4.50

		8.22	–	8.22	8.46	(0.01)	8.45

Shareholders’ equity		6.15	0.05	6.20	5.96	0.02	5.98

		14.37	0.05	14.42	14.42	0.01	14.43

i)	Contract assets and liabilities

Contract assets and liabilities are the result of the difference in timing related to revenue recognized at the beginning of a contract and cash collected. Contract assets arise primarily as a result of the difference between revenue recognized on the sale of wireless device at the onset of a term contract and the cash collected at the point of sale.

Contract liabilities are the result of receiving payment related to a customer contract before providing the related goods or services. We will account for contract assets and liabilities on a contract-by-contract basis, with each contract being presented as a single net contract asset or net contract liability accordingly.

ii)	Deferred commission cost asset

Under IFRS 15, we will defer commission costs paid to internal and external representatives as a result of obtaining contracts with customers as deferred commission cost assets and amortize them over the pattern of the transfer of goods and services to the customer, which is typically evenly over 24 to 36 months.

The application of IFRS 15 will not affect our cash flows from operating, investing, or financing activities.

Management’s Discussion & Analysis Shaw Communications Inc.	41

RISK MANAGEMENT

In the normal course of our business activities, the Company is subject to risks. The purpose of risk management is to manage and mitigate risk, rather than to eliminate risk. The Company is committed to continually strengthening our risk management capabilities to protect and enhance value.

Risk Governance and Oversight

The Board of Directors has overall risk governance and oversight responsibilities. Specifically, the Board is responsible for identifying and assessing the principal risks inherent in the business activities of the Company and ensuring that management takes all reasonable steps to implement appropriate systems to manage such risks. The Board of Directors has delegated elements of its risk oversight responsibilities to specific Board committees. The Audit Committee is responsible for: (1) overseeing the Company’s processes for identifying, assessing and managing risks; and (2) ensuring that management implements and maintains effective internal controls and procedures for identifying, assessing and managing the principal risks to the Corporation and its business. In addition, the Human Resources and Compensation Committee is responsible for ensuring that the Company’s long-term and short-term incentive plans do not incent risk-taking beyond the Company’s risk tolerance.

Responsibilities for Risk Management

Responsibility for risk management is shared across our organization. Each department’s operating management, led by the Company’s executive team, have integrated controls and risk management practices into day-to-day activities and decision-making processes. We have risk management and compliance functions across the organization such as Finance, Security and Risk, Legal and Regulatory, and Technology Risk Governance. The Internal Audit and Advisory Services (“IA&AS”) department provides independent and objective audit and advisory services to evaluate and improve the effectiveness of the Company’s governance, internal controls, disclosure processes, and risk management activities. The Audit Committee oversees the work of the IA&AS department and all reports issued by the IA&AS department. In addition, the IA&AS department’s annual plan is reviewed and approved by the Audit Committee.

Enterprise Risk Management

The Audit Committee undertakes a further review of the significant corporate level risks through the Enterprise Risk Management program (“ERM”). The ERM is a performance focused process designed to identify and manage significant corporate level risks that could impact the achievement of our strategic objectives. The Company’s executives meet to: (1) review and update significant corporate level risks, (2) assess such corporate level risks in terms of likelihood and magnitude of impact, (3) review the response strategy, and (4) monitor progress. The latest ERM update was provided to the Audit Committee in April 2018, with updates to be provided to the Board and/or Audit Committee at least annually. The significant risks and uncertainties affecting the Company and its business are discussed under “Known Events, Trends, Risks and Uncertainties”.

KNOWN EVENTS, TRENDS, RISKS AND UNCERTAINTIES

The discussion in this MD&A addresses only what management has determined to be the most significant known events, trends, risks and uncertainties relevant to the Company, its operations and/or its financial results. This discussion is not exhaustive. The discussion of these matters should be considered in conjunction with the “Caution Concerning Forward-Looking Statements”.

Competition and Technological Change

Shaw operates in an open and competitive marketplace. Our businesses face competition from regulated and unregulated entities using existing or new communications technologies and from illegal services. In addition, the rapid deployment of new technologies, services and products has blurred the traditional lines between telecommunications, Internet and distribution services and further expands the competitive landscape. Shaw may also face competition from platforms that may gain advantage through regulatory processes. While Shaw continually seeks to strengthen its competitive position through investments in infrastructure, technology and customer service and through acquisitions, there can be no assurance that these investments will maintain Shaw’s market share or performance in the future.

The following competitive events, trends, risks and/or uncertainties specific to areas of our business may have a material adverse effect on Shaw and its reputation, as well as its operations and/or its financial results. In each case, the competitive events, trends, risks and/or uncertainties may increase or continue to increase. Competition for new subscribers and retention of existing subscribers may require substantial promotional activity and increase our cost of customer acquisition, decrease our ARPU or both. We expect that competition, including aggressive discounting practices by competitors to gain market share, is likely to continue to increase for all our businesses.

Consumer Internet

Shaw competes with different types of ISPs offering residential Internet access including traditional telephone companies, wireless providers and independent ISPs making use of wholesale services to provide Internet access in various markets.

Shaw expects that consumer demand for higher Internet access speeds and greater bandwidth will continue to be

42	Shaw Communications Inc. 2018 Annual Report

driven by bandwidth-intensive applications including streaming video, digital downloading, Internet-of-Things (“IOT”) and interactive gaming. As described further under “Shaw’s Wireline Network”, Shaw continues to expand the capacity and efficiency of its wireline network to handle the anticipated increases in consumer demand for higher Internet access speeds and greater bandwidth. However, there can be no assurance that our investments in network capacity will continue to meet this increasing demand.

Consumer Video

Shaw’s Consumer Video services, delivered through both our wireline and satellite platforms, compete with other distributors of video and audio signals. We also compete increasingly with unregulated over-the-top (“OTT”) video services and offerings available over Internet connections. Continued improvements in the quality of streaming video over the Internet and the increasing availability of television shows and movies online will continue to increase competition to Shaw’s Consumer Video services. Our Video services also compete with illegal services including grey and black market satellite offerings as well as OTT video piracy services.

Consumer Phone

Shaw’s competitors for Consumer wireline phone services include traditional telephone companies, other wireline carriers, Voice over Internet Protocol (“VoIP”) providers and wireless providers. Several of these competitors have larger operational and financial resources than Shaw. In addition, households increasingly rely on wireless services in place of wireline phone services which negatively affects the business and prospects of our Consumer wireline phone services.

Wireless

Freedom Mobile is a new entrant in the highly competitive Canadian wireless market which is characterized by three national wireless incumbent carriers and regional participants. The national wireless incumbent carriers have larger, and more diverse, spectrum holdings than Shaw, as well as larger operational and financial resources than Shaw and are well established in the market. The LTE-Advanced overlay network has been built using our AWS-1, AWS-3 and 2500 MHz spectrum holdings. Freedom Mobile’s ability to continue to offer and improve Wireless services and to offer new services depends on, among other factors, continued access to, and deployment of, adequate spectrum, including the ability to both renew current spectrum licences and acquire new spectrum licences (in various spectrum bands). If Freedom Mobile cannot acquire and retain needed spectrum, it may not be able to continue to offer and improve its current wireless services and deploy new services on a timely basis, including providing competitive data speeds its customers want. As a result, Freedom Mobile’s ability to attract and retain customers could be adversely affected. In addition, an inability to acquire and retain needed spectrum could affect network quality and result in higher capital expenditures. Our Wireless division may face increased competition from other facilities based or non-facilities based new entrants or alternate technologies, including as a result of regulatory decisions or government policies that favour certain competitive platforms. (see “Government Regulations and Regulatory Developments –Telecommunication Act –CRTC review of Wi-Fi First”).

Business Network Services

Shaw Business competes with other telecommunications carriers in providing high-speed data and video transport and Internet connectivity services to businesses, ISPs and other telecommunications providers. The telecommunications services industry in Canada is highly competitive, rapidly evolving and subject to constant change. Shaw Business’ competitors include traditional telephone companies, competitive access providers, competitive local exchange carriers, ISPs, private networks built by large end users and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant additional competition. Competitors for the delivery of voice and unified communication services include traditional telecommunications companies, resellers and new entrants to the market leveraging new technologies to deliver services. Shaw Broadcast Services also competes in industries that are highly competitive, rapidly evolving and subject to constant change.

Impact of Regulation

As discussed under “Government Regulations and Regulatory Developments”, a majority of our Canadian business activities are subject to: (i) regulations and policies administered by ISED and/or the CRTC, and (ii) conditions of licences granted by ISED and/or the CRTC. Shaw’s operations, financial results, and future prospects are affected by changes in regulations, policies and decisions, conditions of licences and decisions, including changes in interpretation of existing regulations and requirements contained in such conditions of licences by courts, the government or the regulators, in particular the CRTC, ISED, Competition Bureau and Copyright Board. These changes relate to, and may have an impact on, among other things, licensing and licence renewal, spectrum holdings, products and services, competition, programming carriage and terms of carriage, strategic transactions, and infrastructure access, and the potential for new or increased fees or costs. All such changes in the regulatory regime may have a material adverse effect on Shaw and its reputation, as well as Shaw operations, financial results and/or future prospects.

Economic Conditions

The Canadian economy is affected by uncertainty in global financial and equity markets and slowdowns in national and/or global economic growth. Changes in economic conditions,

Management’s Discussion & Analysis Shaw Communications Inc.	43

which may differ across our regional footprint, may affect discretionary consumer and business spending, resulting in increased or decreased demand for Shaw’s product offerings. Current or future events caused by volatility in domestic or international economic conditions or a decline in economic growth may have a material adverse effect on Shaw, its operations and/or financial results.

Total Business Transformation and Voluntary Departure Program

In the second quarter of fiscal 2018, the Company introduced TBT, a multi-year initiative designed to reinvent Shaw’s operating model to better meet the changing tastes and expectations of consumers and businesses by optimizing the use of resources, maintaining and ultimately improving customer service, and by reducing staff. Three key elements of TBT are to: 1) shift customer interactions to digital platforms; 2) drive more self-install and self-serve; and 3) streamline the organization that builds and services our network. As part of the TBT initiative, the Company also plans to reduce input costs, consolidate functions, and streamline processes, which is expected to create operational improvements across the business allowing it to evolve into a more efficient organization.

There is an overall risk that the TBT initiative may not be completed in a timely and cost-effective manner to yield the expected results and benefits or result in a leaner, more integrated and agile company with improved efficiencies and execution to better meet its consumers’ needs and expectations (including the products and services offered to its customers). Specifically, there is a risk that the Company may not be able to: (i) establish and continue to upgrade a digital platform that will effectively engage customers, (ii) successfully adopt a digital platform that will yield the expected results and benefits, including maintaining the quality of customer service, protecting the security of customer information, and coordinating the delivery of product and service offerings; (iii) deploy programs that will result in customers using the self-serve functions and electing to self-install the Company’s products and services; and (iv) consolidate and streamline the functions and processes of the divisions responsible for building and servicing its networks. The realization of any of these risks may have a material adverse effect on Shaw, its operations and/or financial results.

As a first step in the TBT, the VDP was offered to eligible employees. The outcome of the program had approximately 3,300 Shaw employees accepting the VDP package representing approximately 25% of all employees. As part of the program design, the majority of customer-facing employees (i.e. Customer Care, Retail, Sales) were not eligible to participate in the VDP. A large portion of employees who elected to participate in the VDP are in functions that will be addressed through the aforementioned key elements of the TBT and Shaw has control over the timing of employee departures across the Company through an actively managed, orderly transition over an 18-month period. In select functions, the Company determined that some employees will transition over a 24-month period, an extension from the 18-month period initially expected. Related to the VDP, approximately 1,300 employees departed the Company in fiscal 2018.

With approximately 3,300 employees accepting the VDP package, there is a risk that the Company may not be able to: (i) complete the employee exits with minimal impact on business operations within the anticipated timeframes and for the budgeted amounts, (ii) replace or outsource the functions performed by certain key employees that have accepted the VDP package in a manner that aligns with customer expectations which may have a material adverse effect on the Company’s business operations, (iii) continue to operate the business in the normal course, and maintain or improve customer services, (iv) maintain employee morale as a result of the organizational changes, staff and cost reductions; (v) ensure that the staff reductions will reduce costs, and achieve the financial goals, cost competitiveness and profitability required to be attractive to investors. In addition, there can be no assurance that restructuring costs of the VDP will be limited to the budgeted amounts or that the expected annualized cost reductions from the VDP (including reductions in operating and capital expenditures will be realized within the expected time frames or at all). The realization of any of these risks may have a material adverse effect on Shaw, its operations and/or financial results.

Interest Rates, Foreign Exchange Rates and Capital Markets

Shaw has the following financial risks in its day-to-day operations:

(a)

Interest rates: Due to the capital-intensive nature of Shaw’s operations, the Company uses long-term financing extensively in its capital structure. The primary components of this structure include banking facilities and various Canadian denominated senior notes and debentures with varying maturities issued in the public markets. These are more fully described in Note 14 to the Consolidated Financial Statements.

Interest on bank indebtedness is based on floating rates while the senior notes are all fixed-rate obligations. If required, Shaw uses its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. Increases in interest rates may have a material adverse effect on Shaw, its operations and/or its financial results.

As at August 31, 2018, virtually all of Shaw’s consolidated long-term debt was fixed with respect to interest rates.

(b)	Capital markets: Shaw requires ongoing access to capital markets to support our operations. Changes in capital market conditions, including significant changes

44	Shaw Communications Inc. 2018 Annual Report

in market interest rates or lending practices, or changes in Shaw’s credit ratings, may adversely affect our ability to raise or refinance short-term or long-term debt and therefore may have a material adverse effect on Shaw, its operations and/or its financial results.

Shaw manages its exposure to floating interest rates by maintaining a mix of fixed and floating rate debt. Interest on the Company’s unsecured banking facility and the recently implemented accounts receivable securitization program are based on floating rates, while the senior notes are all fixed rate obligations.

The Company may also enter into forward contracts to mitigate its exposure to foreign exchange and interest rate risk. While hedging and other efforts to manage these risks are intended to mitigate Shaw’s risk exposure, because of the inherent nature and risk of such transactions, those activities can result in losses. For instance, if Shaw hedges its floating interest rate exposure, it may forego the benefits that may otherwise be experienced if rates were to fall and it is subject to credit risks associated with the counterparties with whom it contracts. In order to minimize the risk of counterparty default under its swap agreements, Shaw assesses the creditworthiness of its swap counterparties. Further information concerning the policy and use of derivative financial instruments is contained in Notes 2 and 28 to the Consolidated Financial Statements.

Equity Investment in Corus

As at August 31, 2018, the Company owned 80,630,383 Class B non-voting shareholdings representing 38% of Corus’ the total issued equity of Class A and Class B shares. Corus operates a portfolio of multimedia offerings comprised of specialty television services, radio stations, conventional television stations, a global content business, digital assets, live events, children’s book publishing, animation software, technology and media services (see “Equity Interest in Corus”). Each of these businesses faces competition, including competition for subscribers, advertising customers and engaging content. Corus’ performance affects the value of the Company’s investment in Corus and the Company’s financial results. Corus’ performance may not meet the Company’s expectations (including in respect of Corus’ payment of a regular dividend) in the near and/or long term.

As Corus is a publicly traded company, its value to the Company may be determined by market factors that do not reflect its intrinsic value. This may limit the Company’s ability to market its interest in Corus at a price that reflects the intrinsic value of Corus to the Company.

Programming Expenses

Expenses for video programming continue to be one of our most significant single expense items to Shaw. Costs continue to increase, particularly for sports programming. In addition, as we add programming or distribute existing programming to more of our subscriber base, programming expenses increase. Although we have been successful at reducing the impact of these cost increases through the sale of additional services or increasing subscriber rates, there can be no assurance that we will continue to be able to do so and this may have a material adverse effect on Shaw, its operations and/or its financial results.

Satellite

Shaw uses three satellites (Anik F2, Anik F1R and Anik G1) owned by Telesat Canada (“Telesat”) to provide satellite services in our Consumer and Business Network Services divisions. The Company owns certain transponders on Anik F2 and has long-term capacity service agreements in place in respect of transponders on Anik F1R, Anik F2 and Anik G1. While the Company intends to renew or replace some or all of these long-term capacity service agreements as they expire, there can be no assurance that replacement transponder capacity will be available or that such agreements will be entered into on favourable terms or in similar amounts, which may have a material adverse effect on customer service and customer relationships, as well as the Company’s reputation, operations and/or financial results.

The Company does not maintain any insurance coverage for the transponders on Anik F1R, Anik F2 and Anik G1 as it believes the costs are uneconomic relative to the benefit which could be otherwise derived through an arrangement with Telesat. As collateral for the transponder capacity pre-payments that were made by the Company to facilitate the construction of the satellite, the Company maintains a security interest in the transponder capacity and any related insurance proceeds that Telesat recovers in connection with an insured loss event.

The Company does not maintain business interruption insurance covering damage or loss to one or more of the satellites as it believes the premium costs are uneconomic relative to the risk of satellite failure. The majority of transponder capacity is available to the Company on an unprotected, non-pre-emptible basis, in both the case of the Anik F2 transponders that are owned by Shaw and the Anik F1R, Anik F2 and Anik G1 transponders that are secured through capacity service agreements. The Company has priority access to spare transponders on Anik F1R, Anik F2 and Anik G1 in the case of interruption, subject to availability. In the event of satellite failure, service will only be restored as capacity becomes available. Restoration of satellite service on another satellite may require repositioning or re-pointing of customers’ receiving dishes, an upgrade of their video terminal or customers may require a larger dish. The Anik G1 satellite has a switch feature that allows whole channel services (transponders and available spares) to be switched from extended Ku-band to Ku-band, which provides the Company with limited back-up to restore failed whole channel services of Anik F1R. Satellite failure could negatively affect levels of customer service and customer relationships and may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Management’s Discussion & Analysis Shaw Communications Inc.	45

Network Failure

Shaw’s business may be interrupted by wireline or wireless network failures, including its own or third party networks. Such network failures may be caused by fire damage, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events which may be beyond Shaw’s control.

As insurance premium costs are uneconomic relative to the risk of failure, Shaw self-insures the plant in its HFC network. It is likely that wireline or wireless network damage caused by any one incident would be limited by geographic area and the resulting business interruption and financial damages would be also limited. In addition, with respect to a wireline network failure, we expect the risk of loss to be mitigated as most of the backbone fibre network and much of the HFC access network is located underground.

Shaw protects its wireline network through a number of measures including physical and information technology security, and ongoing maintenance and placement of insurance on our network equipment and data centres, including the Calgary1 data centre. In the past, the Company has successfully recovered from network damage caused by natural disasters without significant cost or disruption of service.

Shaw protects its wireless network and mitigates wireless network failure through physical and information technology security, ongoing maintenance, and by carrying insurance on its wireless network equipment.

Despite the steps Shaw takes to reduce the risk of wireline and wireless network failure, failures may still occur, and such failures could negatively affect levels of customer service and relationships which may have a material adverse effect on Shaw and its reputation, as well as its operations and/or financial results.

Cyber Security Risks

Although Shaw’s systems and network architecture are designed and operated to be secure, they are vulnerable to the risks of an unauthorized third party accessing these systems or its network. This could lead to a number of adverse consequences, including the unavailability, disruption or loss of Shaw’s services or key functionalities within Shaw’s technology systems or software or the unauthorized disclosure, corruption or loss of sensitive company, customer or personal information. Our insurance may not cover or be adequate to fully reimburse us for any associated costs and losses.

We continue to assess and enhance our cyber security within Shaw while we are monitoring the risks of cyber attacks and implement appropriate security policies, procedures and information technology systems to mitigate the risk of cyber attacks.

External threats to our network are constantly changing, and there is no assurance that Shaw will be able to protect its network from all future threats which may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Information Systems and Internal Business Processes

Many aspects of the Company’s businesses depend to a large extent on various information technology (IT) systems and software, and on internal business processes. Shaw regularly undertakes initiatives to update and improve these systems and processes. Although the Company has taken steps to reduce the risks of failure of these systems and processes, there can be no assurance that potential failures of, or deficiencies in, these systems, processes or change initiatives will not have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Reliance on Suppliers

Shaw is connected to or relies on other telecommunication carriers and certain utilities to conduct its business. Any disruption to the services provided by these suppliers, including labour strikes and other work disruptions, bankruptcies, technical difficulties or other events affecting the business operations of these carriers or utilities may affect Shaw’s ability to operate and, therefore may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

The Company sources its customer premise and capital equipment, capital builds as well as portions of its service offerings from certain key suppliers. While the Company has alternate sources for many of these purchases, the loss of a key supplier may adversely affect the Company’s ability to operate, and therefore may have a material adverse effect on Shaw, its operations and/or its financial results. There are a limited number of suppliers of popular mobile devices and there is a risk that the Company will not be able to maintain contracts for its existing supply of mobile devices and/or contract for the supply of new devices on commercially reasonable terms.

Litigation

Shaw and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business, whether in Canada or the US. Although management does not expect that the outcome of these matters will have a material adverse effect on the Company, there can be no assurance that these matters, or other legal matters that arise in the future, will not have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Taxes

Shaw’s business is subject to various tax laws, changes to tax laws and the adoption of new tax laws, regulations thereunder

46	Shaw Communications Inc. 2018 Annual Report

and interpretations thereof, which may have adverse tax consequences to Shaw.

While Shaw believes it has adequately provided for all income and commodity taxes based on information that is currently available, the calculation and the applicability of taxes in many cases require significant judgment in interpreting tax rules and regulations. In addition, Shaw’s tax filings are subject to government audits which could result in material changes in the amount of current and deferred income tax assets and liabilities and other liabilities which may, in certain circumstances, result in the assessment of interest and penalties.

Concerns about Alleged Health Risks relating to Radiofrequency Emissions

Concerns about alleged health risks relating to radiofrequency emissions may adversely affect our Wireless division and our Shaw Go WiFi operations. Some studies have alleged that links exist between radiofrequency emissions from certain wireless devices and cell sites and various health problems or possible interference with electronic medical devices, including hearing aids and pacemakers. The Company complies with all applicable laws and regulations. Further, the Company relies on suppliers of wireless network equipment and customer equipment to meet or exceed all applicable regulatory and safety requirements. No definitive evidence exists of harmful effects from exposure to radiofrequency emissions when legal limits are complied with. Additional studies of radiofrequency emissions are ongoing and we cannot be certain of results, which could result in additional or more restrictive regulation or exposure to potential litigation.

Acquisitions, Dispositions and Other Strategic Transactions

Shaw may from time to time make acquisitions to expand its existing businesses or to enter into sectors in which Shaw does not currently operate, dispositions to focus on core offerings or enter into other strategic transactions. Such acquisitions, dispositions and/or strategic transactions may fail to realize the anticipated benefits, result in unexpected costs and/or Shaw may have difficulty incorporating or integrating the acquired business, any of which may have a material adverse effect on Shaw, its operations and/or financial results.

Holding company structure

Substantially all of Shaw’s business activities are operated by its subsidiaries. As a holding company, our ability to meet our financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from our subsidiaries together with proceeds raised by the Company through the issuance of equity and the incurrence of debt, and from proceeds received on the sale of assets.

The payment of dividends and the making of loans, advances and other payments to Shaw by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

Control of the Company

Class A Shares are the only shares entitled to vote on all shareholder matters. Voting control of the Company is held by SFLT and its subsidiaries, which hold, for the benefit of descendants of JR and Carol Shaw, 17,562,400 Class A Shares, being approximately 78% of the issued and outstanding shares of such class as at August 31, 2018. The sole trustee of SFLT is a private company owned by JR Shaw and having a board comprised of seven directors, including JR Shaw (chair), Bradley S. Shaw, four other members of JR Shaw’s family, and one independent director. Accordingly, JR Shaw, through SFLT, its subsidiaries and its trustee, is able to elect a majority of the Board of Directors of the Company and to control any vote by the holders of Class A Shares.

Dividend Payments are not Guaranteed

Shaw currently pays monthly common share and quarterly preferred share dividends in amounts approved on a quarterly basis by the Board of Directors. Over the long term, Shaw expects to continue to pay dividends from its free cash flow; however, balance sheet cash and/or credit facilities may be used to stabilize dividends from time to time. Although Shaw intends to make regular dividend payments, dividends are not guaranteed as actual results may differ from expectations and there can be no assurance that the Company will continue common or preferred share dividend payments at the current level. In addition to the standard legislated solvency and liquidity tests that must be met, the Company would not be able to declare and pay dividends if there was an event of default or a pending event of default would result (as a consequence of declaring and paying dividends) under its credit facilities.

Talent Management and Succession Planning

Our success is substantially dependent upon the retention and the continued performance of our executive officers. Many of these executive officers are uniquely qualified in their areas of expertise, making it difficult to replace their services in the short to medium term. The loss of the services of any key executives and/or employees in critical roles or inadequate processes designed to attract, develop, motivate and retain productive and engaged employees could have a material adverse effect on Shaw, its operations and/or financial results.

To mitigate this risk, the Company’s comprehensive compensation program is designed to attract, retain, motivate and reward the executive team and key employees by aligning management’s interest with our business objectives and

Management’s Discussion & Analysis Shaw Communications Inc.	47

performance. Furthermore, the Company conducts annual succession planning to identify and develop key leaders to build capabilities and experiences required for the future.

Labour Relations

As of August 31, 2018, approximately 5.5% of our employees are represented by unions under collective bargaining agreements. While the Company strives to maintain positive labour relations, we can neither predict the outcome of current or future negotiations relating to labour disputes, union representation or renewal of collective bargaining agreements, nor be able to avoid future work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations. A prolonged work stoppage, strike or other form of labour protest could have a material adverse effect on our businesses, operations and reputation. Even if the Company does not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our businesses and results of operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs could be limited by the terms of such collective bargaining agreements.

Given the level of change occurring across the organization in connection with the VDP and TBT, the Company has held various round tables with senior leaders, created cross functional work groups to address day-to-day operational issues and provided education for leaders on how to manage change and maintain positive employee engagement and relations.

DISCUSSION OF OPERATIONS AND FOURTH QUARTER

To comply with the requirements of Items 1.4 (Discussion of Operations) and 1.10 (Fourth Quarter) of Form 51-102F1 of National Instrument 51-102, the sections entitled “Discussion of Operations” and “Overview” in the Company’s Management’s Discussion and Analysis for the fourth quarter and year ended August 31, 2018 (the “2018 Fourth Quarter MD&A”) are incorporated by reference herein. The 2018 Fourth Quarter MD&A can be found on SEDAR at www.sedar.com

SUMMARY OF QUARTERLY RESULTS

Quarter	Revenue	Operating income before restructuring costs and amortization(1)	Net income from continuing operations attributable to equity shareholders	Net income attributable to equity shareholders	Net income(2)	Basic earnings per share from continuing operations	Diluted earnings per share from continuing operations	Basic earnings per share	Diluted earnings per share
(millions of Canadian dollars except per share amounts)
2018
Fourth	1,336	560	200	200	200	0.39	0.39	0.39	0.39
Third	1,300	547	(91)	(91)	(91)	(0.18)	(0.18)	(0.18)	(0.18)
Second	1,355	501	(164)	(164)	(164)	(0.33)	(0.33)	(0.33)	(0.33)
First	1,248	481	121	115	115	0.23	0.23	0.22	0.22

Total	5,239	2,089	66	60	60	0.11	0.11	0.10	0.10

2017
Fourth	1,244	479	149	481	481	0.30	0.29	0.97	0.96
Third	1,216	511	164	133	133	0.33	0.33	0.27	0.27
Second	1,206	503	150	147	147	0.30	0.30	0.30	0.30
First	1,216	504	94	90	90	0.19	0.19	0.18	0.18

Total	4,882	1,997	557	851	851	1.12	1.11	1.72	1.71

(1)	Refer to key performance drivers.
(2)	Net income attributable to both equity shareholders and non-controlling interests.

48	Shaw Communications Inc. 2018 Annual Report

F18 Q4 vs F18 Q3

In the fourth quarter of fiscal 2018, net income improved by $291 million compared to the third quarter of fiscal 2018 primarily due to an impairment charge of $284 million related to the Company’s investment in Corus recorded in the prior quarter.

F18 Q3 vs F18 Q2

In the third quarter of fiscal 2018, net income increased $73 million compared to the second quarter of fiscal 2018 mainly due to the quarter-over-quarter decrease in restructuring costs of $404 million and an increase in operating income before restructuring costs and amortization. The increase was partially offset by impairment charge of $284 million in the third quarter related to the Company’s investment in Corus Entertainment Inc. and higher income taxes.

F18 Q2 vs F18 Q1

In the second quarter of fiscal 2018, net income decreased $279 million compared to the first quarter of fiscal 2018 mainly due to $417 million of restructuring costs recorded during the quarter related to the Company’s TBT initiative which is composed primarily of the costs associated with the VDP. The decrease was partially offset by a deferred tax recovery relating to the restructuring charges as well as an increase in operating income before restructuring costs and amortization.

F18 Q1 vs F17 Q4

In the first quarter of fiscal 2018, net income decreased $366 million compared to the fourth quarter of fiscal 2017 mainly due to the $330 million gain on divestiture, net of tax, of ViaWest, as well as an $11 million non-operating provision recovery in the prior quarter.

F17 Q4 vs F17 Q3

In the fourth quarter of fiscal 2017, net income increased $348 million compared to the third quarter of fiscal 2017 mainly due to the gain on divestiture, net of tax, of ViaWest, and lower current quarter restructuring costs. The increase was partially offset by a decrease in operating income before restructuring costs and amortization, higher amortization, lower equity income from our investment in Corus and higher income taxes. Net other costs and revenue changed primarily due to a $14 million decrease in income from an equity accounted associate and an $11 million provision reversal related to the wind down of shomi in the quarter.

F17 Q3 vs F17 Q2

In the third quarter of fiscal 2017, net income decreased $14 million compared to the second quarter of fiscal 2017 mainly due to third quarter restructuring costs and losses on discontinued operations, net of tax, as well as increased amortization. The decrease was partially offset by an increase in operating income before restructuring costs and amortization and lower income taxes. Net other costs and revenue changed primarily due to a $16 million increase in income from an equity accounted associate and a $15 million provision reversal related to the wind down of shomi in the quarter.

F17 Q2 vs F17 Q1

In the second quarter of fiscal 2017, net income increased $57 million compared to the first quarter of fiscal 2017 mainly due to a non-recurring provision related to the wind down of shomi operations recorded in the first quarter, partially offset by an increase in amortization and income taxes. Also contributing to the increased net income were lower restructuring costs, partially offset by lower equity income from our investment in Corus. Net other costs and revenue changed primarily due to a provision of $107 million recorded in the prior quarter relating to shomi operations partially offset by a $17 million decrease in income from an equity accounted associate in the quarter.

F17 Q1 vs F16 Q4

In the first quarter of fiscal 2017, net income decreased $64 million compared to the fourth quarter of fiscal 2016 mainly due to a non-recurring provision related to the wind down of shomi operations included in net other costs and revenue for the first quarter of fiscal 2017. Also contributing to the decreased net income was lower operating income before restructuring costs and amortization, higher restructuring charges and lower income from discontinued operations, partially offset by lower income taxes. Net other costs and revenue changed primarily due to a $107 million impairment of the Company’s joint venture investment in shomi and a $27 million increase in income from an equity accounted associate in the first quarter of fiscal 2017.

While financial results for the Company are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. Subscriber activity may also be affected by competition and Shaw’s promotional activity. Further, satellite subscriber activity is modestly higher around the summer time when more subscribers have second homes in use. Shaw’s Wireline, Satellite, Wireless or Data Centre businesses do not depend on any single customer or concentration of customers.

Management’s Discussion & Analysis Shaw Communications Inc.	49

The following further assists in explaining the trend of quarterly revenue and operating income before restructuring costs and amortization:

Growth (losses) in subscriber statistics as follows:

	2018
Subscriber Statistics	Opening	First	Second	Third	Fourth	Ending
Video – Cable	1,671,277	(18,008)	(17,715)	(16,332)	(33,990)	1,585,232
Video – Satellite	773,542	(20,505)	(4,301)	9,066	(7,399)	750,403
Internet	1,861,009	17,694	5,476	(3,754)	(3,481)	1,876,944
Phone	925,531	(17,418)	(14,842)	(13,264)	(26,160)	853,847

Total Consumer	5,231,359	(38,237)	(31,382)	(24,284)	(71,030)	5,066,426

Video – Cable	51,039	(705)	(400)	(251)	(77)	49,606
Video – Satellite	31,535	(512)	1,330	531	1,947	34,831
Internet	170,644	(494)	162	813	1,734	172,859
Phone	327,199	6,097	4,655	8,766	8,195	354,912

Total Business	580,417	4,386	5,747	9,859	11,799	612,208

Total Wireline	5,811,776	(33,851)	(25,635)	(14,425)	(59,231)	5,678,634

Wireless – Postpaid	764,091	33,050	93,508	54,189	84,882	1,029,720
Wireless – Prepaid	383,082	1,260	(3,806)	(7,530)	132	373,138

Total Wireless	1,147,173	34,310	89,702	46,659	85,014	1,402,858

Total Subscribers	6,958,949	459	64,067	32,234	25,783	7,081,492

	2017
Subscriber Statistics	Opening	First	Second	Third	Fourth	Ending
Video –Cable	1,671,059	(13,146)	(7,124)	12,921	7,567	1,671,277
Video –Satellite	790,574	(15,669)	(4,611)	6,531	(3,283)	773,542
Internet	1,787,642	16,964	13,466	20,892	22,045	1,861,009
Phone	956,763	(17,845)	(7,025)	(1,827)	(4,535)	925,531

Total Consumer	5,206,038	(29,696)	(5,294)	38,517	21,794	5,231,359

Video –Cable	61,153	(3,198)	(4,480)	47	(2,483)	51,039
Video –Satellite	30,994	(35)	1,041	(1,009)	544	31,535
Internet	179,867	(2,867)	(3,856)	(435)	(2,065)	170,644
Phone	301,328	5,364	5,692	7,253	7,562	327,199

Total Business	573,342	(736)	(1,603)	5,856	3,558	580,417

Total Wireline	5,779,380	(30,432)	(6,897)	44,373	25,352	5,811,776

Wireless –Postpaid	667,028	14,307	33,582	20,085	29,089	764,091
Wireless – Prepaid	376,260	(4,837)	(155)	(111)	11,925	383,082

Total Wireless	1,043,288	9,470	33,427	19,974	41,014	1,147,173

Total Subscribers	6,822,668	(20,962)	26,530	64,347	66,366	6,958,949

50	Shaw Communications Inc. 2018 Annual Report

RESULTS OF OPERATIONS

OVERVIEW OF FISCAL 2018 CONSOLIDATED RESULTS

				Change
(millions of Canadian dollars except per share amounts)	2018	2017	2016	2018%	2017%
Operations:
Revenue	5,239	4,882	4,518	7.3	8.1
Operating income before restructuring costs and amortization (1)	2,089	1,997	1,978	4.6	1.0
Operating margin (1)	39.9%	40.9%	43.8%	(1.0pts )	(2.9pts )
Funds flow from continuing operations (2)	1,259	1,530	1,388	(17.7)	10.2
Net income from continuing operations	66	557	487	(88.2)	14.4
Income from discontinued operations, net of tax	(6)	294	753	>(100.0)	(61.0)
Net income	60	851	1,240	(92.9)	(31.4)
Free cash flow (1)	411	438	482	(6.2)	(9.1)
Balance sheet:
Total assets	14,424	14,373	15,382
Long-term financial liabilities
Long-term debt (including current portion)	4,311	4,300	5,612
Other financial liabilities	–	1	5
Per share data:
Basic earnings per share
Continuing operations	0.11	1.12	0.99
Discontinued operations	(0.01)	0.60	1.52

	0.10	1.72	2.51

Diluted earnings per share
Continuing operations	0.11	1.11	0.99
Discontinued operations	(0.01)	0.60	1.52

	0.10	1.71	2.51

Weighted average number of participating shares outstanding during period (millions)	502	491	480
Cash dividends declared per share
Class A	1.1825	1.1825	1.1825
Class B	1.1850	1.1850	1.1850

(1)	Refer to key performance drivers.
(2)	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.

Fiscal 2018 Highlights

•	Revenue for fiscal 2018 improved 7.3% to $5.24 billion from $4.88 billion in 2017.

•	Operating income before restructuring costs and amortization of $2.089 billion in fiscal 2018 was up 4.6% over prior year’s $2.0 billion.

•	Net income was $60 million for fiscal 2018 compared to $851 million in 2017.

•	Earnings per share were $0.10 in fiscal 2018 compared to $1.72 in 2017.

•	Consolidated free cash flow in fiscal 2018 was $411 million compared to $438 million in 2017.

Management’s Discussion & Analysis Shaw Communications Inc.	51

•

During 2018, the Company’s dividend rates on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares were $1.1825 and $1.1850, respectively. Dividends paid in 2018 were $605 million gross of amounts attributed to the dividend reinvestment plan.

Corporate

•

In the first quarter of fiscal 2018, Shaw implemented its previously announced changes to the structure of its operating divisions to improve overall efficiency while enhancing its ability to grow as a leading Canadian connectivity company. Shaw’s previously existing Consumer and Business Network Services divisions were combined to form a new Wireline division with no changes to the existing Wireless division.

•

In the second quarter of fiscal 2018, the Company introduced TBT, a multi-year initiative designed to reinvent Shaw’s operating model to better meet the evolving needs and expectations of consumers and businesses by optimizing the use of resources, maintaining and ultimately improving customer service, and by reducing staff. Three key elements of the transformation are to: 1) shift customer interactions to digital platforms; 2) drive more self-install and self-serve; and, 3) streamline the organization that builds and services the networks.

•

As a first step in the TBT, a voluntary departure program, or VDP, was offered to eligible employees. The outcome of the program resulted in approximately 3,300 Shaw employees accepting the VDP package representing approximately 25% of all employees at that time. Related to the VDP, approximately 1,300 employees departed the Company in fiscal 2018.

•

In fiscal 2018, the Company incurred a total restructuring charge of $446 million related to severance and other employee related costs, as well as additional costs directly associated with the TBT initiative. As the restructuring activities related to the TBT initiative have been substantially completed, the total restructuring charge is not expected to exceed $450 million.

•

The anticipated annualized savings, which include reductions in operating expenses and capital expenditures (i.e. labour costs that can be identified or associated with a capital project), related to the VDP, are expected to be approximately $215 million and will be fully realized in fiscal 2020. Shaw expects these cost reductions to be weighted 60% to operating expenses and 40% to capital expenditure being approximately $130 and $85 million, respectively. VDP related cost reductions in fiscal 2018 totaled $47 million, of which $39 million were attributed to operating expenses and $8 million attributed to capital expenditures. (For further detail see “Total Business Transformation and Voluntary Departure Program”).

•	In the third quarter of fiscal 2018, the Company incurred an impairment charge of $284 million related to its investment in Corus.

Financing Activities

•

On June 19, 2018, the Company established an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program. As at August 31, 2018, the proceeds of the sales were committed up to a maximum of $100 million, with $40 million currently drawn under the program.

•

On November 2, 2018, the Company closed its offering of $1 billion of senior notes, comprised of $500 million principal amount of 3.80% senior notes due 2023 and $500 million principal amount of 4.40% senior notes due 2028.

•

On November 21, 2018, the Company amended the terms of its bank credit facility to extend the maturity date to December 2023. This credit facility is used for working capital and general corporate purposes.

Wireless – Freedom Mobile

•

In fiscal 2018, Freedom Mobile added over 255,000 subscribers which was complemented, on an annual basis, by an ARPU improvement of 6.1% (to $39.26) over fiscal 2017, reflecting the appeal of its differentiated value proposition.

•	In October 2017, Freedom Mobile launched the Big Gig data plans, targeting a data-centric customer with 10 GB of data for only $50 per month – unlike any other plan offered in Canada at that time.

•	On November 22, 2017 Freedom Mobile began pre-selling iPhoneX, iPhone 8 and 8 Plus at all Freedom Mobile retail locations across Canada.

•

In the second quarter of fiscal 2018, the Company completed the re-farm of 10 MHz of AWS-1 spectrum across Freedom Mobile’s footprint, significantly expanding Freedom Mobile’s addressable market as the AWS-1 spectrum supports nearly all LTE devices currently in use in Canada.

•	In May 2018, the Company completed its first successful 5G trials in Calgary by leveraging 28GHz mmWave and 3.5GHz spectrum in collaboration with Nokia, CableLabs and Rode & Schwarz.

52	Shaw Communications Inc. 2018 Annual Report

•

In fiscal 2018, the Company successfully upgraded and deployed 2500 MHz spectrum in high traffic sites in the GTA, Calgary, Edmonton, and Vancouver and commenced the deployment of 700 MHz spectrum later in the year which is expected to continue throughout fiscal 2019. This step, the deployment of the 2500 MHz spectrum, along with the completion of the re-farming of 10 MHz of the Company’s existing AWS-1 spectrum to LTE in the second quarter of fiscal 2018 resulted in a large majority of the Company’s existing customers migrating from 3G to LTE service using their exiting devices.

•

In the fourth quarter of fiscal 2018, the Company launched voice over LTE, or VoLTE nationwide across all three of its LTE spectrum bands – AWS-1, AWS-3, and 2500 MHz – offering customers with compatible devices a significant improvement in voice quality and a reduction in call set-up time.

•

During 2018, Freedom Mobile continued to expand its retail network by entering into distribution agreements with Loblaws and Walmart. Freedom Mobile products and services are currently being distributed in approximately 100 Loblaws’ “The Mobile Shop” locations and approximately 140 Walmart locations throughout Ontario, Alberta and British Columbia. When combined with our existing corporate and dealer store network, we remain on track to have approximately 600 retail locations expected to be operational in early 2019.

Wireline – Consumer & Business

•	On September 15, 2017, the Company sold a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation, to Omnitracs LLC for proceeds of approximately US$20 million.

•

In December 2017, Shaw Business launched SmartSurveillance, an enterprise-grade managed video surveillance solution designed to help owners monitor and protect their businesses while providing valuable analytical insights.

•

In the third quarter of fiscal 2018, the Company deployed the latest DOCSIS 3.1 advanced XB6 Wi-Fi modem, powered by Comcast, which enables faster internet speeds, supports more devices and ensures a stronger in-home internet connection. DOCSIS 3.1 represents the latest development in a set of technologies that increase the capability of a hybrid fibre-coax network to transmit data both to and from customer premises.

•

During fiscal 2018, the Company continued to improve its BlueSky platform, powered by Comcast’s next generation X1 platform, which features a voice controlled remote and advanced search, by integrating both Netflix and YouTube seamlessly with live TV, video-on-demand and recorded content.

•	In July 2018, the Company launched Internet 300 with download speeds of up to 300 megabits-per-second:

•	The Consumer division launched Internet 300 with unlimited data which is available across virtually all of Shaw’s Western Canadian footprint.

•	Shaw Business launched:

•

Internet 300 with unlimited data, making it easier for Shaw Business customers to share files through cloud storage services, video conference with colleagues, and operate point of sale systems more efficiently; and

•

SmartWiFi 300, an enterprise-grade WiFi solution, that provides simultaneous device connections, instant analytics, three separate networks, and bandwidth allocation (to monitor and limit usage for heavy data users).

Fiscal 2017 Highlights

•	Revenue for fiscal 2017 improved 8.1% to $4.88 billion from $4.52 billion in 2016.

•	Operating income before restructuring costs and amortization of $2.0 billion in fiscal 2017 was up 1.0% over prior year’s $1.98 billion.

•	Net income was $851 million for fiscal 2017 compared to $1.24 billion in 2016.

•	Earnings per share were $1.72 in fiscal 2017 compared to $2.51 in 2016.

•	Consolidated free cash flow in fiscal 2017 was $438 million compared to $482 million in 2016.

•

During 2017, the Company’s dividend rates on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares were $1.1825 and $1.1850, respectively. Dividends paid in 2017 were $595 million gross of amounts attributed to the dividend reinvestment plan.

Management’s Discussion & Analysis Shaw Communications Inc.	53

Corporate

On August 1, 2017, the Company sold 100% of its wholly-owned subsidiary ViaWest, Inc. and its subsidiaries (collectively, “ViaWest”) for approximately US$1.675 billion in cash.

•

The Company enhanced its wireless network capabilities through the acquisition of wireless spectrum licences from Quebecor on July 24, 2017 for $430 million. The acquired spectrum licences comprise 10 MHz licences of 700 MHz spectrum in each of British Columbia, Alberta and Southern Ontario, as well as the 20 MHz licences of the 2500 MHz spectrum in each of Vancouver, Edmonton, Calgary and Toronto.

Financing Activities

•

On December 15, 2016, the Company extended the term of its five-year $1.5 billion bank credit facility from December 2019 to December 2021. This credit facility is used for working capital and general corporate purposes.

•	The Company conducted a number of capital market activities, including:

•

the extension of its dividend reinvestment plan in respect of its Class A Participating Shares and Class B Non-Voting Participating Shares to eligible shareholders who are residents of the United States;

•	the issuance of 3.80% $300 million senior unsecured notes due March 1, 2027;

•	the repayment of $400 million senior unsecured notes due March 2, 2017; and

•	the repayment of US$846 million in borrowings under the Company’s and ViaWest’s credit facilities related to the sale of ViaWest.

•	The Company participated in Corus’ dividend reinvestment program for its initial investment in Corus Class B non-voting participating shares until September 1, 2017.

Wireless – Freedom Mobile

•	The Company continued to improve its network performance with the rollout of Freedom Mobile’s LTE-Advanced network to all its existing markets, on schedule and on budget, as of the end of fiscal 2017.

•	Freedom Mobile’s handset lineup continued to expand in fiscal 2017, with Apple, LG, Samsung, Sony and ZTE all being compatible with its AWS-3 LTE network.

Wireline – Consumer & Business

•

In fiscal 2017, the Company began to deploy its newest generation of cable modem termination system equipment referred to as the Converged Cable Access Platform (“CCAP”) into its serving hubs. CCAP significantly enhances the capabilities of Shaw’s cable network and enabling it to leverage the next generation of cable access technology known as DOCSIS 3.1.

•

Shomi, the over-the-top streaming platform that launched as a joint venture of Shaw and Rogers Communications Inc. (“Rogers”) in fiscal 2015 was wound down with its operations and service ending on November 30, 2016. As a result, Shaw incurred investment losses of $82 million in fiscal 2017 relating to shomi’s liabilities in connection with the wind down of the shomi joint venture.

•

The Company launched the market leading, BlueSky TV which is based on Comcast’s X1 video platform. BlueSky TV was launched in phases, with the initial launch in Calgary followed by the Vancouver launch in February and the national launch in April 2017.

•

The Company continued to expand its Shaw Go WiFi build-out. As at August 31, 2017, the Company had approximately 100,000 Shaw Go WiFi access points installed and operating throughout the network and over 3.3 million devices using Shaw Go WiFi. Moreover, the Company has leveraged its Wi-Fi access points to improve network coverage for Freedom Mobile customers which represents an important step in Shaw’s converged network strategy.

54	Shaw Communications Inc. 2018 Annual Report

Fiscal 2016 Highlights

•	Revenue for fiscal 2016 improved 7.4% to $4.52 billion from $4.21 billion in fiscal 2015.

•	Operating income before restructuring costs and amortization of $1.98 billion in fiscal 2016 was up 2.4% over fiscal 2015 amount of $1.93 billion.

•	Net income was $1.24 billion for fiscal 2016 compared to $880 million in 2015.

•	Earnings per share were $2.51 in fiscal 2016 compared to $1.80 in 2015.

•	Consolidated free cash flow in fiscal 2016 was $482 million compared to $653 million in 2015.

•

During 2016, the Company’s dividend rates on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares were $1.1825 and $1.1850 respectively. Dividends paid in 2016 were $568 million gross of amounts attributed to the dividend reinvestment plan.

Corporate

•

On December 15, 2015, ViaWest closed the acquisition of 100% of the shares of INetU, Inc. for US$162 million which was funded through a combination of borrowings under ViaWest’s and the Company’s revolving credit facilities as well as incremental term loan proceeds under ViaWest’s credit facility.

•

On March 1, 2016, the Company completed the acquisition of 100% of the shares of Mid-Bowline Group Corp. and its wholly owned subsidiary WIND Mobile Corp. for an enterprise value of $1.6 billion which was funded through a combination of cash on hand, a drawdown of $1.3 billion on the Company’s credit facilities and the issuance of 2,866,384 Class B Non-Voting Participating Shares. The fair value of purchase consideration consisted of $1.59 billion in cash and $68 million in shares. The acquisition of WIND Mobile led to the creation of the Company’s Wireless division.

•

The addition of wireless enabled Shaw to combine the power of fibre, coax, Wi-Fi and wireless networks to deliver a seamless experience of anytime and anywhere enhanced connectivity within our operating footprint. On November 21, 2016, WIND Mobile Corp. was rebranded to Freedom Mobile Inc.

•

On April 1, 2016, the Company entered into an agreement with Corus, a related party subject to common voting control, to sell 100% of its wholly owned subsidiary Shaw Media Inc. for a purchase price of approximately $2.65 billion, comprised of $1.85 billion in cash and 71,364,853 Corus Class B non-voting participating shares. As a result of the transaction and including the impact of Corus’ prospectus and private placement financings, as at August 31, 2016, Shaw owned approximately 38% of Corus’ total issued equity.

•

Through holding of the shares in Corus, the Company effectively retained an indirect, non-controlling interest in the former Media division subsequent to the sale, but the Company no longer had control over the Media division.

•

In fiscal 2016, the Company underwent a restructuring following a set of significant asset realignment initiatives, including the acquisition of Freedom Mobile and divestiture of Shaw Media affecting approximately 200 employees of which $23 million of restructuring costs were recorded relating primarily to severance and employee related costs.

Financing Activities

•

In February 2016, the Company increased the borrowing capacity of its five-year bank credit facility by $500 million to a total of $1.5 billion under the terms of the amended facility. Funds are available to the Company in both Canadian and US dollars. Interest rates fluctuate with Canadian prime and bankers’ acceptance rates, US bank base rates and LIBOR rates.

•

In March 2016, ViaWest entered into an incremental US$80 million term loan and increased the borrowing capacity available on its revolving facility by US$35 million. The incremental term loan had quarterly principal repayments that commenced in May 2016 with the balance due on maturity in March 2022. Interest rates fluctuated with LIBOR, US prime and US Federal Funds rates and the facilities were secured by a first priority security interest in specific assets pursuant to the terms of a security agreement.

•

In connection with the acquisition of Freedom Mobile on March 1, 2016, the Company drew down $1.3 billion on its credit facility comprised of a $1.0 billion non-revolving credit facility with a syndicate of lenders that was entered into on March 1, 2016 along with $300 million drawn on the Company’s existing credit facility. These amounts were repaid on April 1, 2016 using the cash proceeds received from the Shaw Media disposition.

Management’s Discussion & Analysis Shaw Communications Inc.	55

•	The Company conducted a number of capital market activities, including:

•	On February 1, 2016, the Company repaid $300 million floating rate senior notes.

•	On February 19, 2016, the Company issued $300 million senior notes at a rate of 3.15% due February 19, 2021.

•	On May 9, 2016, the Company repaid $300 million 6.15% senior notes.

Consumer

•	The Company had a 50% interest in shomi, a subscription video-on-demand service, that launched in November 2014 as a joint venture arrangement with Rogers.

•

In January 2016, Shaw launched FreeRange TV, a mobile destination for its Video customers that combined their TV and content subscriptions in one place, providing on-the-go access to live and on demand content.

•

The CRTC’s “Let’s Talk TV” initiative resulted in a new policy framework requiring Shaw to offer a $25 entry-level service offering (basic service) and all discretionary services (not offered on the basic service) either on a standalone basis or in packages of up to 10 programming services by March 2016. In addition, the Company was required to offer these services both on a standalone basis and in packages of up to ten programming services by December 1, 2016.

•	In March 2016, the Company introduced a new small basic service called “Limited TV” and revised its offerings to include small, medium and large theme packs starting at $6 per theme pack.

•

In November 15, 2016, the Shaw launched “pick and pay” which allows customers to subscribe for a primary package (including Limited TV), select theme packs and add-on individual channels on a channel by channel basis.

•

The Company continued to expand its Shaw Go WiFi build-out. As at August 31, 2016, the Company had approximately 85,000 Shaw Go WiFi access points installed and operating throughout the network and over 2.6 million devices using Shaw Go WiFi.

Business

•

The Company continued to expand its Business Network Services offering, including the successful expansion of its smart suite of products to include Smart Security in addition to SmartWiFi and SmartVoice.

Revenue and operating income before restructuring costs and amortization

Shaw delivered full year fiscal 2018 financial results that met its guidance. Operating income before restructuring costs and amortization of $2,089 million in fiscal 2018 was in line with the target of $2.1 billion. For further discussion of divisional performance see “Segmented Operations Review.”

Consolidated revenue of $5.24 billion for fiscal 2018 improved 7.3% over $4.88 billion for fiscal 2017. Revenue improved primarily due to the Wireless division contributing revenues of $951 million in fiscal 2018 as compared to $605 million in the prior year. The year-over-year improvement in Wireless revenue of $346 million or 57.2% reflects higher equipment revenues of $233 million and higher service revenues of $113 million driven primarily by added postpaid RGUs, higher ARPU and a large share of new postpaid subscribers purchasing handsets. Excluding the results of the Wireless division, revenue for the twelve-month period for the Wireline division was up $12 million or 0.3%. Customer acquisition and rate increases were the primary driver of the $34 million in revenue growth from the Business division while Consumer division revenues decreased $22 million or 0.6% compared to the twelve-month period of fiscal 2017 reflecting the change in customer mix and a decline in Video and Phone RGUs.

Operating income before restructuring costs and amortization of $2.09 billion for the twelve-month period improved 4.6% compared to $2.0 billion for fiscal 2017. The improvement was primarily due to the Wireless division contributing $176 million over the twelve-month period as compared to $133 million in fiscal 2017 and the Wireline division increase of $49 million year-over-year. Wireless increased $43 million or 32.3% over the comparable period primarily due to the growth in subscribers and ARPU and a $13 million credit for a retroactive domestic roaming rate adjustment received in the year partially offset by lower equipment margins and higher distribution channel costs. Wireline increased $49 million or 2.6% over the comparable period as a result of VDP cost reductions and lower marketing costs, partially offset by higher programming costs, RGU losses in Video and Phone, and the change in the Video customer and package mix.

56	Shaw Communications Inc. 2018 Annual Report

Restructuring costs

Restructuring costs generally include severance, employee related costs and other costs directly associated with a restructuring program. For the year ended August 31, 2018, the category included $446 million in restructuring charges related to the Company’s TBT initiative. As a first step in the TBT, the VDP was offered to eligible employees in the second quarter of fiscal 2018. The outcome of the program had approximately 3,300 Shaw employees accepting the VDP package, representing approximately 25% of all employees. The costs related to this program make up the majority of the restructuring costs recorded in the year to date; however, in the fourth quarter of fiscal 2018, further organizational changes in the execution of TBT resulted in additional restructuring costs. See “About our Business” for further details on the TBT and the VDP.

Amortization

(millions of Canadian dollars)	2018	2017	Change %
Amortization revenue (expense)
Deferred equipment revenue	30	38	(21.1)
Deferred equipment costs	(110)	(122)	(9.8)
Property, plant and equipment, intangibles and other	(932)	(860)	8.4

Amortization of property, plant and equipment, intangibles and other increased 8.4% for the year ended August 31, 2018 over the comparable period due to amortization of new expenditures exceeding the amortization of assets that became fully amortized during the year.

Amortization of financing costs and Interest expense

(millions of Canadian dollars)	2018	2017	Change %
Amortization of financing costs –long-term debt	3	2	50.0
Interest expense	248	267	(7.1)

Interest expense for the twelve-month period ended August 31, 2018 decreased over the comparable period primarily due to lower average outstanding debt balances in the current year.

Other income and expenses

(millions of Canadian dollars)	2018	2017	Increase (decrease) in income
Equity income (loss) of an associate or joint venture	(200)	73	(273)
Other gains (losses)	29	(65)	94

	(171)	8	(179)

In fiscal 2018, the Company recorded an equity loss of $200 million related to its interest in Corus, this compares to equity income of $73 million in the prior year. The decrease substantially reflects a $284 million impairment from the Company’s investment in Corus recorded in the third quarter of fiscal 2018.

Other gains (losses) generally include realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the current year, the category includes a $16 million gain on the sale of certain wireless spectrum licenses as well as a $5 million provision recovery. In the prior year, the category includes a $82 million provision in respect of the Company’s investment in shomi, which discontinued operations in fiscal 2017.

Income tax expense

The income tax expense was calculated using current statutory income tax rates of 26.8% for 2018 and 26.7% for 2017 and was adjusted for the reconciling items identified in Note 24 to the Consolidated Financial Statements.

Earnings per share

(millions of Canadian dollars except per share amounts)	2018	2017	Change %
Net income	60	851	(92.9)
Weighted average number of participating shares outstanding during period (millions)	502	491
Earnings per share
Basic	0.10	1.72
Diluted	0.10	1.71

Management’s Discussion & Analysis Shaw Communications Inc.	57

Net income

Net income was $60 million in 2018 compared to $851 million in 2017. The year-over-year changes are summarized in the table below.

(millions of Canadian dollars)
Increased operating income before restructuring costs and amortization	92
Increased restructuring costs	(392)
Increased amortization	(69)
Decreased interest expense	19
Decreased or loss equity income of an associate or joint venture	(273)
Change in other net costs and revenue (1)	94
Decrease or increase income taxes	38
Decreased income from discontinued operations, net of tax	(300)

(791)

(1)

Net other costs and revenue includes business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs and other losses as detailed in the Consolidated Statements of Income.

Net other costs and revenues had a $94 million favourable impact on net income primarily due to an $82 million provision in respect of the Company’s investment in shomi in fiscal 2017 as well as a $16 million gain on the sale of certain spectrum licenses in the current year. See “Other income and expenses” above for further detail on non-operating items.

SEGMENTED OPERATIONS REVIEW

WIRELINE

(millions of Canadian dollars)	2018	2017	Change %
Consumer	3,725	3,747	(0.6)
Business	567	533	6.4

Wireline revenue	4,292	4,280	0.3
Operating income before restructuring costs and amortization (1)	1,913	1,864	2.6

Operating margin (1)	44.6%	43.6%	1.0pts

(1)	Refer to key performance drivers.

Wireline RGUs decreased by 133,142 in the current year, compared to net additions of 25,321 RGUs in fiscal 2017. Total Business RGU gains of 31,791 were more than fully offset by total Consumer RGU losses of 164,933 in the year which included net losses in cable Video of 86,045, Phone of 71,684 and satellite Video of 23,139 partially offset by the addition of approximately 15,935 Internet RGUs. RGU disconnects were driven primarily by the Company’s moderated promotional activity throughout the year, with more selective retention offers and more disciplined subscriber acquisition offers, focused on higher value Internet and Video subscribers.

Consumer revenue for the year of $3.7 billion was comparable to last year. Higher revenue generated by annual rate adjustments and incremental Internet RGUs were fully offset by the impact of reductions to cable Video and Phone RGUs, as well as customer downward migration in Video packages relative to a year ago. Business revenue for the year of $567 million was 6.4% higher over the prior year primarily due to customer growth in small to medium size businesses as well as the impact of annual rate adjustments. Growth was led by the continued success of selling the SmartSuite of products, specifically Smart WiFi, Smart Voice and Smart Security.

Operating income before restructuring costs and amortization of $1.9 billion increased 2.6% over the comparable period as a result of VDP cost reductions, including savings of approximately $39 million, and lower marketing costs, partially offset by the change in the Video customer and package mix and higher programming costs.

WIRELESS

(millions of Canadian dollars)	2018	2017	Change %
Service	595	482	23.4
Equipment and other	356	123	>100.0

Wireless revenue	951	605	57.2
Operating income before restructuring costs and amortization (1)	176	133	32.3

Operating margin (1)	18.5%	22.0%	(3.5pts	)

(1)	Refer to key performance drivers.

In Wireless, the Company continued to grow postpaid and prepaid wireless subscribers, gaining a combined 255,685 RGUs in the year. The increase in the customer base reflects continued customer demand for premium smartphones combined with device pricing and packaging options, data centric plans, and the ongoing execution of the wireless growth strategy to improve the network and customer experience.

Wireless revenue for the year of $951 million increased $346 million or 57.2% over the prior year. The increase in revenue was driven primarily by year-over-year growth in both equipment and service revenue. The increase in service revenue was driven by RGU and ARPU growth in which a net 265,629 postpaid subscribers were added, representing a 35% increase, and a fourth quarter ARPU of $41.00 while higher equipment revenues were driven by a large share of

58	Shaw Communications Inc. 2018 Annual Report

new postpaid subscribers purchasing handsets. ARPU of $39.26 for the full fiscal year compared to $37.00 for fiscal 2017 and reflects a higher proportionate share of postpaid subscribers.

Operating income before restructuring costs and amortization of $176 million increased $43 million or 32.3% over the comparable period primarily due to the growth in subscribers and ARPU and a $13 million credit for a retroactive domestic roaming rate adjustment received in the year partially offset by lower equipment margins and higher distribution channel costs.

CAPITAL EXPENDITURES AND EQUIPMENT COSTS

	Year ended August 31,
(millions of Canadian dollars)	2018	2017	Change %
Wireline
New housing development	124	98	26.5
Success based	284	308	(7.8)
Upgrades and enhancements	493	432	14.1
Replacement	31	31	–
Buildings and other	92	101	(8.9)

Total as per Note 25 to the audited annual consolidated financial statements	1,024	970	5.6

Wireless
Total as per Note 25 to the audited annual consolidated financial statements	343	255	34.5

Consolidated total as per Note 25 to the audited annual consolidated financial statements	1,367	1,225	11.6

Capital investment from continuing operations was $1.4 billion in the current year compared to $1.2 billion in fiscal 2017. The increase was driven primarily by incremental capital investment in the Wireless division relating primarily to investment for the continued improvement in network infrastructure, specifically the deployment of 700 MHz spectrum, LTE and small cells as well as back office system and retail upgrades in addition to incremental capital upgrades and enhancements in the Wireline division.

Wireline

Success based capital for the twelve-month period of $284 million was moderately lower than the comparable period last year. The current year decrease in success based capital was due primarily to decreased advanced Internet Wi-Fi modem spend, lower Satellite and digital phone activations as a result of lower gross adds throughout the year and lower installation labour costs across all product lines. These decreases were partially offset by higher video equipment costs related to the BlueSky TV platform.

Capital spend on the combined upgrades and enhancement, and replacement categories was $524 million, a $61 million increase over fiscal 2017, reflecting the Company’s continued investment in the wireline network including i) significant bandwidth and upgrade programs; ii) increased investment in support of enhanced digital capabilities relating to the NGV/IPTV video delivery platforms necessary to support BlueSkyTV; and iii) additional investment in back office systems. Increased investments were partly offset by lower capital spend on satellite network upgrades and Shaw Go WiFi access points.

Capital spend on new housing development of $124 million was $26 million higher than the prior year driven by residential and commercial customer network growth and acquisition.

Investment in buildings and other of $92 million for the twelve-month period was down $9 million over the comparable period.

Wireless

Capital investment in the Wireless division of $343 million for the twelve-month period was up $88 million over the prior year. Fiscal 2018 investments relate to continued investment in network infrastructure, specifically the completion of the LTE-Advanced network rollout, the deployment of 700 MHz spectrum and the completion of the refarming of AWS-1 spectrum as well as back office system and retail upgrades.

Management’s Discussion & Analysis Shaw Communications Inc.	59

DISCONTINUED OPERATIONS

SHAW TRACKING

On May 31, 2017, the Company entered an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Business Network Services segment. The Company determined that the assets and liabilities of the Shaw Tracking business met the criteria to be classified as a disposal group held for sale. Accordingly, the assets and liabilities of the Shaw Tracking business were classified in the consolidated statement of financial position at August 31, 2017 as current assets held for sale or current liabilities held for sale, respectively, as the sale of these assets and liabilities was expected to be completed within one year. In addition, the operating results and operating cash flows of the business are presented as discontinued operations separate from the Company’s continuing operations. The transaction closed on September 15, 2017.

	2018	2017
Revenue	1	33

Operating, general and administrative expenses
Employee salaries and benefits	–	7
Purchases of goods and services	1	18

	1	25
Restructuring	–	3
Amortization		(2)
Impairment of goodwill/disposal group	–	32

Loss from discontinued operations before tax	–	(25)
Income taxes	–	2

Loss from discontinued operations, net of tax, before divestiture	–	(27)

Loss on divestiture, net of tax	(6)	–

Loss from discontinued operations, net of tax	(6)	(27)

VIAWEST, INC.

In the fourth quarter of fiscal 2017, the Company entered into an agreement to sell 100% of its wholly owned subsidiary ViaWest, Inc (“ViaWest”) for proceeds of approximately USD $1.68 billion. Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services segment relating to ViaWest are presented as discontinued operations separate from the Company’s continuing operations. The remaining operations of the previously reported Business Infrastructure Services segment and their results are now included within the Wireline segment.

	2018	2017
Revenue	–	336
Eliminations (1)	–	(2)

	–	334

Operating, general and administrative expenses
Employee salaries and benefits	–	80
Purchases of goods and services	–	124

	–	204
Eliminations (1)	–	(2)

	–	202
Amortization	–	103
Interest on long-term debt	–	32
Amortization of transaction costs	–	12

Income (loss) from discontinued operations before tax and gain on divestiture	–	(15)
Income taxes	–	(6)

Income (loss) from discontinued operations, net of tax, before gain on divestiture	–	(9)

Gain on Divestiture, net of tax	–	330

Income from discontinued operations, net of tax	–	321

(1)

Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they are expected to continue to be incurred subsequent to the disposition.

60	Shaw Communications Inc. 2018 Annual Report

FINANCIAL POSITION

Total assets were $14.4 billion at August 31, 2018 compared to $14.4 billion at August 31, 2017. The following is a discussion of significant changes in the Consolidated Statement of Financial Position since August 31, 2017.

Current assets decreased $92 million due to decreases in cash of $123 million, accounts receivable of $31 million, inventories of $8 million and assets held for sale of $61 million partially offset by an increase in other current assets of $131 million. Cash decreased as the cash outlay for investing activities and financing activities exceeded the funds provided by operations. Accounts receivable decreased primarily due to the receipt of a commodity tax refund relating to the purchase of spectrum licenses in fiscal 2017. Assets held for sale as at August 31, 2017 included the assets of the Shaw Tracking business, which was sold on September 15, 2017.

Other current assets increased over the period mainly due to a significant increase in Wireless subscribers participating in both the Company’s MyTab plan, a discretionary wireless handset discount plan and MyTab Boost, a plan that allows customers to pay less for their handset upfront if they pay a predetermined incremental charge on a monthly basis. The significant growth in handset sales was primarily related to the introduction of the iPhone to the Company’s handset lineup in the second quarter of fiscal 2018.

Investments and other assets decreased by $277 million primarily due to an impairment charge of $284 million partially offset by equity income and other comprehensive income of associates both related to the Company’s investment in Corus. The Company assessed its investment in Corus for indicators of impairment, which included a significant and sustained decrease in the share price as well as the recording by Corus of an impairment charge against their goodwill and broadcast license intangibles, and found that there was evidence that impairment had occurred. The Company compared the recoverable amount to the carrying value and determined that an impairment charge of $284 million was required. The recoverable amount was determined based on the value in use of the investment.

Property, plant and equipment increased $328 million due to capital investments in excess of amortization.

Short-term borrowings increased $40 million due to the Company establishing an accounts receivable securitization program with a Canadian financial institution on June 19, 2018 which allows it to sell certain trade receivables into the program. As at August 31, 2018, the proceeds of the sales were committed up to a maximum of $100 million. See “Liquidity and Capital Resources” for further details on the AR securitization program.

Current liabilities increased $219 million during the period primarily due to an increase in provisions of $169 million,

accounts payable and accrued liabilities of $58 million, short-term borrowings of $40 million and unearned revenue of $10 million partially offset by decreases in income taxes payable of $18 million, and liabilities held for sale of $39 million. The increase in current provisions was mainly due to the restructuring costs related to TBT. In connection with the VDP, the Company recorded $446 million in restructuring charges primarily related to severance and other related costs, of which $172 million has been paid, $166 million is included in current provisions and $110 million is included in long-term provisions. Income taxes payable decreased due to normal course tax installment payments (net of refunds), offset by the current period provision. Accounts payable and accruals increased due to the timing of payments and fluctuations in various payables including capital expenditures and network fees. Liabilities held for sale as at August 31, 2017 included the liabilities of the Shaw Tracking business, which was sold on September 15, 2017.

Long-term debt increased $12 million primarily due to an increase in the Burrard Landing Lot 2 Holdings Partnership mortgage of $10 million. The additional loan matures on November 1, 2024 and bears interest at 4.14% compounded semi-annually.

Other long-term liabilities decreased $101 million during the year primarily due to a remeasurement of the Company’s defined benefit plan related to the effect of experience adjustments due to changes in demographic assumptions. The cost and related accrued benefit obligation of the Company’s non-registered pension plans are determined using actuarial valuations. The actuarial valuations involve estimates and actuarial assumptions including discount rates and rate of compensation increase (financial assumptions) as well as mortality rates and retirement rates (demographic assumptions). Due to the long-term nature of the non-registered pension plans, such estimates are subject to significant uncertainty. Remeasurements related to the effect of experience adjustments arise when the non-registered pension plans’ experience differs from the experience expected using the actuarial assumptions, such as mortality and retirement rates.

Shareholders’ equity decreased $197 million mainly due to a decrease in retained earnings of $545 million partially offset by an increase in share capital of $259 million and accumulated other comprehensive income of $92 million. Share capital increased due to the issuance of 9,843,483 Class B non-voting participating shares (“Class B Non-Voting Shares”) under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”).

As at November 15, 2018, share capital is as reported at August 31, 2018 with the exception of the issuance of a total 1,486,183 Class B Non-Voting Shares upon exercise of options under the Company’s option plan and the issuance of shares under the Company’s dividend reinvestment plan. Retained earnings decreased due to dividends of

Management’s Discussion & Analysis Shaw Communications Inc.	61

$605 million, offset by current year income of $60 million. Accumulated other comprehensive loss decreased due to the re-measurement recorded on employee benefit plans and a change in unrealized fair value of derivatives.

CONSOLIDATED CASH FLOW ANALYSIS

Operating activities

(millions of Canadian dollars)	2018	2017	Change %
Funds flow from continuing operations	1,259	1,530	(17.7)
Net change in non-cash working capital balances related to continuing operations	94	(110)	>(100.0)
Operating activities of discontinued operations	(2)	82	>(100.0)

	1,351	1,502	(10.1)

On a year-to-date basis, funds flow from operations decreased over the comparable period primarily due to higher restructuring costs and lower operating income of discontinued operations partially offset by higher operating income before restructuring costs and amortization, lower income taxes, and lower interest costs. The net change in non-cash working capital balances related to continuing operations fluctuated over the comparative period due to changes in the accounts receivable, other current asset, and other long-term asset balances and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing activities

(millions of Canadian dollars)	2018	2017	Increase
Cash flow used in investing activities	(1,174)	49	(1,223)

For the twelve-month period ended August 31, 2018, cash used in investing activities increased over the comparable period due primarily to proceeds of US$1.675 billion received on the sale of discontinued operations in the prior year and higher outlays for capital expenditures in the current year partially offset by a $405 million decrease in spectrum purchases, an $85 million increase in cash dividends received from Corus as a result of ceasing participation in their DRIP program in the current year and a $107 million decrease in cash payments relating to the wind-up of shomi.

Financing activities

The changes in financing activities during 2018 and 2017 were as follows:

(millions of Canadian dollars)	2018	2017
Bank loans – net borrowings (repayments)	49	(475)
Repay 5.70% Senior unsecured notes	–	(400)
Issuance of 3.80% Senior unsecured notes	–	300
Senior notes issuance cost	–	(2)
Freedom Mobile finance lease obligations	–	(2)
Bank facility arrangement costs	–	(2)
Dividends	(392)	(393)
Issuance of Class B Non-Voting Shares	43	77
Financing activities of discontinued operations	–	(551)

	(300)	(1,448)

62	Shaw Communications Inc. 2018 Annual Report

LIQUIDITY AND CAPITAL RESOURCES

In the current year, the Company generated $411 million of free cash flow. Shaw used its free cash flow along with proceeds on issuance of Class B Non-Voting Shares of $43 million, proceeds from the sale of the Shaw Tracking business of $18 million to fund the net working capital change of $107 million, pay common share dividends of $384 million, and pay $177 million in restructuring costs.

The Company issued Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $211 million during the twelve months ending August 31, 2018.

Debt structure and financial policy

Shaw structures its borrowings generally on an unsecured and standalone basis. While certain non-wholly owned subsidiaries are subject to contractual restrictions which may prevent the transfer of funds to Shaw, there are no similar restrictions with respect to wholly-owned subsidiaries of the Company.

On June 19, 2018, the Company established an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program. As at August 31, 2018, the proceeds of the sales were committed up to a maximum of $100 million (with $40 million currently drawn under the program). The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables remain recognized on the Company’s Consolidated Statement of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivable has no claim on any of our other assets.

As at August 31, 2018, the net debt leverage ratio for the Company is 1.9 times which is consistent with August 31, 2017. Having regard to prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.0 to 2.5x would be optimal leverage for the Company in the current environment. Should the ratio fall below this, other than on a temporary basis, the Board may choose to recapitalize back into this optimal range. The Board may also determine to increase the Company’s debt above these levels to finance specific strategic opportunities such as a significant acquisition or repurchase of Class B Non-Voting Participating Shares in the event that pricing levels were to drop precipitously.

The Company calculates net debt leverage ratio as follows(1):

(millions of Canadian dollars)	2018	2017
Short-term borrowings	40	–
Current portion of Long-Term Debt	1	2
Long-Term Debt	4,310	4,298
50% of Outstanding Preferred Shares	147	147
Cash	(384)	(507)

(A) Net Debt (3)	4,114	3,940
Operating income before restructuring costs and amortization (2)	2,089	1,997
Corus Dividends	92	88
(B) Adjusted operating income before restructuring costs and amortization (3)	2,181	2,085

(A/B) Net debt leverage ratio (2)	1.9x	1.9x

(1)	The following contains a description of the Company’s use of non-IFRS financial measures provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.
(2)	Refer to key performance drivers.
(3)

These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies and have not been presented as an alternative to liquidity prescribed by IFRS.

Management’s Discussion & Analysis Shaw Communications Inc.	63

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios. At August 31, 2018 Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow (1) Ratio	< 5.00:1
Operating Cash Flow (1) to Fixed Charges (2) Ratio	> 2.00:1

(1)

Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.

(2)	Fixed Charges are defined as the aggregate interest expense for the most recently completed fiscal quarter multiplied by four.

Subsequent to year-end, on November 2, 2018 the Company issued $1 billion of senior notes, comprised of $500 million principal amount of 3.80% senior notes due 2023 and $500 million principal amount of 4.40% senior notes due 2028. Estimated net proceeds (after issuance at a discount of $1.4 million and issue and underwriting expenses) of $994 million will be used for general corporate purposes, which may include the repayment of outstanding indebtedness of the Company. Pending any such use of net proceeds, the Company may invest the net proceeds in bank deposits and short-term marketable securities.

Subsequent to year end, on November 21, 2018, the Company amended the terms of its bank credit facility to extend the maturity date to December 2023. The credit facility is used for general corporate or working capital purposes.

On June 30, 2016, 1,987,607 of the Company’s Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (“Series A Shares”) were converted into an equal number of Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (“Series B Shares”) in accordance with the notice of conversion right issued on

May 31, 2016. As a result of the conversion, the Company has 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. The Series A Shares will continue to be listed on the TSX under the symbol SJR.PR.A. The Series B Shares began trading on the TSX on June 30, 2016 under the symbol SJR.PR.B. The annual fixed dividend rate for the Series A Shares, payable quarterly, was reset to 2.791% for the five-year period from and including June 30, 2016 to but excluding June 30, 2021. The floating quarterly dividend rate for the Series B Preferred Shares were set as follows:

Period	Annual Dividend Rate
June 30, 2016 to September 29, 2016	2.539%
September 30, 2016 to December 30, 2016	2.512%
December 31, 2016 to March 30, 2017	2.509%
March 31, 2017 to June 29, 2017	2.480%
June 30, 2017 to September 29, 2017	2.529%
September 30, 2017 to December 30, 2017	2.742%
December 31, 2017 to March 30, 2018	2.872%
March 31, 2018 to June 29, 2018	3.171%
June 30, 2018 to September 29, 2018	3.300%
September 30, 2018 to December 30, 2018	3.509%

The floating quarterly dividend rate will be reset quarterly.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Off-balance sheet arrangement and guarantees

Guarantees

Generally, it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties; however, it has entered into certain agreements as more fully described in Note 26 to the Consolidated Financial Statements. As disclosed thereto, Shaw believes it is remote that these agreements would require any cash payment.

64	Shaw Communications Inc. 2018 Annual Report

Contractual obligations

The amounts of estimated future payments under the Company’s contractual obligations at August 31, 2018 are detailed in the following table.

Contractual Obligations

	Payments due by period
(millions of Canadian dollars)	Total	Within 1 year	2 – 3 years	4 – 5 years	More than 5 years
Long-term debt (1)	6,815	242	2,373	268	3,932
Lease and maintenance obligations (2)	955	207	325	192	231
Purchase obligations (3)	645	372	261	5	7
Property, plant and equipment	220	194	26	–	–

	8,635	1,015	2,985	465	4,170

(1)	Includes principal repayments and interest payments.
(2)	Includes maintenance and lease of satellite transponders, program related agreements, lease of transmission facilities and premises and exclusive rights to use intellectual property in Canada.
(3)	Includes contractual obligations under service, product, and wireless device contracts.

Share Capital and Listings

The Company is authorized to issue a limited number of Class A participating shares (“Class A Shares”); an unlimited number of Class B Non-Voting participating shares (the “Class B Non-Voting Shares”); an unlimited number of Class 1 Preferred Shares issuable in series; and an unlimited number of Class 2 Preferred Shares issuable in series, of which 12,000,000 were designated Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (the “Series A Shares”) and 12,000,000 were designated Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares”). The authorized number of Class A

Shares is limited, subject to certain exceptions, to the lesser of that number of such shares (i) currently issued and outstanding; and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares.

As at November 15, 2018, there were 485,680,527 Class B Non-Voting Shares, 10,012,393 Series A Shares, and 1,987,607 Series B Shares and 22,420,064 Class A Shares issued and outstanding. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

The following table sets forth, for each month during the fiscal year ending August 31, 2018, the monthly price range and volume traded for the Class B Non-Voting Shares, Series A Shares and Series B Shares on the Toronto Stock Exchange (TSX) and for the Class A Shares on the TSX Venture Exchange (TSXV).

	Class A Shares(1) TSX Venture-SJR.A			Class B Non-Voting Shares(1) TSX-SJR.B			Series A Shares(1) TSX-SJR.PR.A			Series B Shares(1) TSX-SJR.PR.B
	High	Low	Volume	High	Low	Volume	High	Low	Volume	High	Low	Volume
Sep 2017	30.02	29.05	12,378	28.84	27.41	17,247,541	17.04	16.56	186,838	18.01	16.76	56,140
Oct 2017	31.00	28.05	10,924	29.78	26.48	20,041,208	17.74	16.97	638,714	18.05	17.26	122,438
Nov 2017	31.10	29.37	9,164	29.83	28.01	19,180,394	17.82	17.20	140,188	18.05	17.49	38,155
Dec 2017	32.50	30.00	1,264	30.00	28.43	15,887,499	17.73	16.67	125,537	17.97	17.07	28,693
Jan 2018	32.50	28.50	16,110	28.87	26.70	25,635,750	19.97	17.33	125,381	19.20	17.68	16,785
Feb 2018	29.40	26.90	7,458	26.92	24.79	21,056,030	19.13	18.50	95,533	19.28	18.99	47,746
Mar 2018	28.97	25.90	7,796	25.17	23.90	29,711,525	19.06	17.95	200,729	19.19	18.54	19,024
Apr 2018	32.00	27.27	7,506	27.06	23.93	21,904,691	18.34	17.85	213,229	19.00	18.55	11,098
May 2018	29.00	26.93	6,392	26.74	25.63	25,763,958	18.55	17.45	135,063	19.29	18.65	20,580
Jun 2018	29.98	27.90	4,328	27.99	26.01	29,174,740	18.89	18.18	101,416	19.21	18.81	25,100
Jul 2018	30.00	28.01	3,434	27.56	26.16	16,911,585	18.53	18.12	75,456	19.54	19.05	28,000
Aug 2018	29.75	28.02	1,163	27.35	26.21	16,213,205	18.90	18.35	37,676	19.80	19.34	20,381

(1)	Trading price and volume data is obtained from the TMX group

Management’s Discussion & Analysis Shaw Communications Inc.	65

Share Splits

There have been four splits of the Company’s Class A and Class B Shares: July 30, 2007 (2 for 1); February 7, 2000 (2 for 1); May 18, 1994 (2 for 1); and September 23, 1987 (3 for 1). In addition, as a result of the Arrangement referred to in the Management Information Circular dated July 22, 1999, a Shareholder’s Adjusted Cost Base was reduced for tax purposes.

ADDITIONAL INFORMATION

Additional information relating to Shaw, including the Company’s 2018 Annual Information Form can be found on SEDAR at www.sedar.com.

COMPLIANCE WITH NYSE CORPORATE GOVERNANCE LISTING STANDARDS

Disclosure of the Company’s corporate governance practices which differ from the New York Stock Exchange (“NYSE”) corporate governance listing standards are posted on Shaw’s website, www.shaw.ca (under Investors/Corporate Governance/Compliance with NYSE Corporate Governance Listing Standards).

CERTIFICATION

The Company’s Chief Executive Officer and Executive Vice President, Chief Financial & Corporate Development Officer have filed certifications regarding Shaw’s disclosure controls and procedures and internal control over financial reporting (“ICFR”).

As at August 31, 2018, the Company’s management, together with its Chief Executive Officer and Executive Vice President, Chief Financial & Corporate Development Officer, have evaluated the effectiveness of the design and operation of each of the Company’s disclosure controls and procedures and ICFR. Based on these evaluations, the Chief Executive

Officer and Executive Vice President, Chief Financial & Corporate Development Officer have concluded that the Company’s disclosure controls and procedures and the Company’s ICFR are effective.

During the course of our year-end procedures over ICFR, we retrospectively reviewed and identified a deficiency in the operating effectiveness of controls over the capitalization of internal labour costs, as described in “Critical Accounting Policies and Estimates” on page 36, for fiscal 2017. Specifically, the operation of the controls did not result in sufficient evidence of review considering the nature of the data subject to the control activities. This deficiency represented a material weakness in ICFR as at August 31, 2017 which was not identified at that time and therefore not previously reported.

The material weakness identified did not result in any identified misstatement or error in the Company’s consolidated financial statements as at and for the year ended August 31, 2017 and there were no changes in the Company’s previously released financial statements.

In order to address the material weakness identified as of August 31, 2017, the controls related to capitalized labour have been re-designed during fiscal 2018, specifically the retention of additional evidence of review. The controls operated effectively as of August 31, 2018. Based on these efforts, the identified fiscal 2017 material weakness relating to ICFR over capitalized labor has been remediated.

There were no changes in the Company’s ICFR during the fiscal year, other than the enhancements over capitalized labour noted above, that have materially affected or are reasonably likely to materially affect Shaw’s ICFR.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

66	Shaw Communications Inc. 2018 Annual Report